UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the three months ended March 31, 2024
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-266391 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2023, considering the Bank of Spain Circular 4/2017 (as defined herein), as well as its successive amendments, and any other legislation governing financial reporting which was applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in our 2023 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the three months ended March 31, 2024 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2023 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 1, 2024.
In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Business Overview” and
•“Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2023 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, the tensions triggered by the armed conflict in the Middle East, the war between Ukraine and Russia, long-standing U.S.-China trade tensions, Brexit and the rise of populism in several regions of the world. Furthermore, there is the risk of a sharp growth slowdown in China, which could lead to an adverse GDP impact in many geographies;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•the increased turbulence in the banking sector since March 2023, in particular, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, which have led to increased concerns over the volatility and quality of banks’ deposits and their exposure to rising interest rates, and have adversely affected the valuations of certain banks. BBVA has significant exposure to the global banking sector. In addition, certain actions by Swiss regulators in 2023 have led to increased uncertainty regarding the potential actions to be adopted by the relevant authorities in connection with a bank’s failure. Moreover, regulatory changes are expected in the EU and, particularly, in Spain, in connection with the ranking of claims upon a bank’s insolvency, providing a preference to claims of all depositors relative to ordinary unsecured claims, which may adversely affect the risk profile and cost of banks’ debt securities. Further, there could be changes to the deposit guarantee schemes in certain jurisdictions, which could lead to changes in customer behavior and how banks manage their deposits portfolio;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system);
•in Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and there is a risk that policies could be adopted that have an adverse impact on the economy or our business;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;

•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates on the Group’s results of operations (including mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates) and the impact of any future interest rate reductions on inflation;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•our ability to hedge certain risks economically;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance (“ESG”) standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2023 Form 20-F and Note 2.2 to our Consolidated Financial Statements.
The financial information as of December 31, 2023 and for the three months ended March 31, 2023 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.4 to our Unaudited Condensed Interim Consolidated Financial Statements.
Designation of Turkey as a Hyperinflationary Economy
Since the first half of 2022, the Turkish economy has been considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey1. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21 “Effects of Changes in Foreign Exchange Rates”.
The net result derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the three months ended March 31, 2024 amounted to a loss of €669 million, of which €575 million was a loss attributable to owners of the parent. This impact included the loss of the net monetary position, which amounted to a gross amount of €550 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €439 million (recorded under “Other operating income”), given that, under IAS 29 “Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
The net result attributable to owners of the parent derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the three months ended March 31, 2023 amounted to a loss of €601 million. This impact included the loss of the net monetary position, which amounted to a gross amount of €673 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €430 million (recorded under “Other operating income”), given that, under IAS 29 “Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

See Note 2.2.18 to our Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Changes in Intra-Group Adjustments
Following the publication of our Consolidated Financial Statements, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2023 and for the three months ended March 31, 2023 comparable with the segment information as of and for the three months ended March 31, 2024, segment information as of December 31, 2023 and for the three months ended March 31, 2023 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to our Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
2024 Share Buyback Program
On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million.
On April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of April 9, 2024. The redemption of such shares is currently pending. The execution of the share buyback program was carried out externally by Citigroup Global Markets Europe AG.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical (if any) and financial information contained herein:
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

BUSINESS OVERVIEW
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
Operating Segments
As of March 31, 2024, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2023.
Set forth below are the Group’s current five operating segments:
•Spain;
•Mexico;
•Turkey;
•South America; and
•Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of our Consolidated Financial Statements, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2023 and for the three months ended March 31, 2023 comparable with the segment information as of and for the three months ended March 31, 2024, segment information as of December 31, 2023 and for the three months ended March 31, 2023 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of March 31, 2024 and December 31, 2023 was as follows:

	As of March 31, 2024	As of December 31, 2023
	(In Millions of Euros)
Spain	452,227	457,573
Mexico	184,677	173,489
Turkey	71,389	68,329
South America	68,719	64,779
Rest of Business	62,559	64,274
Subtotal Assets by Operating Segment	839,570	828,445
Corporate Center and Adjustments (1)	(37,880)	(52,886)
Total Assets BBVA Group	801,690	775,558
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the three months ended March 31, 2024 and 2023. Such information is presented under management criteria; however, for the three months ended March 31, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the three months ended March 31, 2024 compared with the three months ended March 31, 2023”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company
	Three months ended March 31,
	2024	2023	2024	2023
	(In Millions of Euros)		(In Percentage)
Spain	725	531	28.4	22.5
Mexico	1,441	1,279	56.5	54.2
Turkey	144	277	5.6	11.7
South America	119	181	4.7	7.7
Rest of Business	121	93	4.7	4.0
Subtotal operating segments	2,549	2,361	100.0	100.0
Corporate Center	(350)	(515)
Profit attributable to parent company	2,200	1,846
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the three months ended March 31, 2024 and 2023. Such information is presented under management criteria; however, for the three months ended March 31, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the three months ended March 31, 2024 compared with the three months ended March 31, 2023”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
March 2024
Net interest income / (expense)	1,599	2,999	277	1,555	157	(76)	6,512
Gross income	2,162	3,967	897	1,201	336	(344)	8,218
Operating profit / (loss) before tax	1,148	2,009	413	201	160	(474)	3,458
Profit / (loss) attributable to parent company	725	1,441	144	119	121	(350)	2,200
March 2023
Net interest income / (expense)	1,183	2,589	626	1,190	113	(60)	5,642
Gross income	1,726	3,306	802	1,175	260	(311)	6,958
Operating profit / (loss) before tax	837	1,760	327	401	113	(495)	2,944
Profit / (loss) attributable to parent company	531	1,279	277	181	93	(515)	1,846

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of March 31, 2024 and December 31, 2023:

	As of March 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	452,227	184,677	71,389	68,719	62,559	839,570	(37,880)
Cash, cash balances at central banks and other demand deposits	43,416	11,577	8,187	7,626	6,172	76,978	(454)
Financial assets at fair value (2)	147,143	63,973	3,943	9,823	10,528	235,409	(18,048)
Financial assets at amortized cost	221,240	101,063	55,727	47,353	44,809	470,192	188
Loans and advances to customers	174,094	92,776	39,636	42,762	40,858	390,125	(1,176)
Total Liabilities	436,960	172,675	64,246	62,446	58,227	794,554	(48,642)
Financial liabilities held for trading and designated at fair value through profit or loss	103,945	35,252	1,919	2,587	9,693	153,396	(20,121)
Financial liabilities at amortized cost - Customer deposits	227,410	93,566	52,676	44,638	20,865	439,155	(2,392)
Total Equity	15,267	12,002	7,143	6,273	4,332	45,016	10,762
Assets under management	100,561	61,154	9,988	6,028	581	178,312
Mutual funds	75,674	55,473	6,171	6,028	—	143,345
Pension funds	24,888	—	3,817	—	581	29,286
Other placements	—	5,682	—	—	—	5,682
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	457,573	173,489	68,329	64,779	64,274	828,445	(52,886)
Cash, cash balances at central banks and other demand deposits	44,653	10,089	9,700	6,585	4,748	75,776	(359)
Financial assets at fair value (2)	146,136	60,379	3,692	10,508	15,475	236,189	(23,250)
Financial assets at amortized cost	216,334	96,342	51,543	44,508	43,363	452,089	(357)
Loans and advances to customers	173,169	88,112	37,416	41,213	39,322	379,231	(1,588)
Total Liabilities	442,681	162,271	61,892	58,485	60,083	785,412	(65,119)
Financial liabilities held for trading and designated at fair value through profit or loss	111,701	28,492	1,878	3,289	14,831	160,192	(25,177)
Financial liabilities at amortized cost - Customer deposits	217,235	92,564	50,651	42,567	13,056	416,073	(2,587)
Total Equity	14,892	11,218	6,438	6,294	4,191	43,033	12,233
Assets under management	97,253	53,254	7,768	5,525	566	164,366
Mutual funds	72,875	49,062	4,386	5,525	—	131,848
Pension funds	24,378	—	3,382	—	566	28,326
Other placements	—	4,192	—	—	—	4,192
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €43,416 million as of March 31, 2024, a 2.8% decrease compared with the €44,653 million recorded as of December 31, 2023, mainly due to the decrease in the cash held at the Bank of Spain as a result of the repayment of the remainder of BBVA´s drawdowns under the ECB’s TLTRO III facilities, partially offset by certain debt issuances completed by the Group, which increased liquidity levels.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €147,143 million as of March 31, 2024 from the €146,136 million recorded as of December 31, 2023.
Financial assets at amortized cost of this operating segment as of March 31, 2024 amounted to €221,240 million, a 2.3% increase compared with the €216,334 million recorded as of December 31, 2023. Within this heading, loans and advances to customers amounted to €174,094 million as of March 31, 2024 compared with the €173,169 million recorded as of December 31, 2023. Also within this heading, debt securities of this operating segment as of March 31, 2024 amounted to €33,894 million, a 5.4% increase compared with the €32,164 million recorded as of December 31, 2023, mainly as a result of an increase in Spanish sovereign debt securities, within a high interest rate environment.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2024 amounted to €103,945 million, a 6.9% decrease compared with the €111,701 million recorded as of December 31, 2023, mainly due to the decrease in deposits from central banks and credit institutions (through repurchase agreements) recorded under the “Financial liabilities held for trading” portfolio.
Customer deposits at amortized cost of this operating segment as of March 31, 2024 amounted to €227,410 million, a 4.7% increase compared with the €217,235 million recorded as of December 31, 2023, mainly due to the increase in time deposits driven mainly by the higher remuneration paid on time deposits, offset in part by the decrease in retail demand deposits due in part to the shift towards higher profitability investments (including mutual funds).
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of March 31, 2024 amounted to €100,561 million, a 3.4% increase compared with €97,253 million as of December 31, 2023, mainly due to the shift from demand deposits towards higher profitability investments, which resulted in an increase in private banking and mutual funds.
This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) was 4.1% as of March 31, 2024 and of December 31, 2023. This ratio was adversely affected by the increase in the non-performing balance of certain retail loans portfolios and positively affected by the sale of a portfolio of non-performing mortgage loans. In addition, there was a decrease in the wholesale loan portfolio. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was 55% as of March 31, 2024 and December 31, 2023.

Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated 4.5% against the euro as of March 31, 2024 compared with December 31, 2023, positively affecting the business activity of the Mexico operating segment as of March 31, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €11,577 million as of March 31, 2024, a 14.7% increase compared with the €10,089 million recorded as of December 31, 2023, mainly due to increases in cash balances held at Mexican Central Bank (“BANXICO”) as a result of the debt issuances completed in early 2024, which increased liquidity levels, and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the increase in high-quality liquid assets (HQLA), which are assets that can be easily and immediately converted into cash at little or no loss of value (in accordance with the Liquidity Coverage Ratio (LCR) standard).
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2024 amounted to €63,973 million, a 6.0% increase from the €60,379 million recorded as of December 31, 2023, mainly due to the appreciation of the Mexican peso against the euro and the acquisition of sovereign debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets held for trading”, partially offset by the decrease in loans to credit institutions (through reverse repurchase agreements) recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of March 31, 2024 amounted to €101,063 million, a 4.9% increase compared with the €96,342 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of March 31, 2024 amounted to €92,776 million, a 5.3% increase compared with the €88,112 million recorded as of December 31, 2023, mainly attributable to the appreciation of the Mexican peso against the euro and the increase in retail loans, in particular, consumer loans.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2024 amounted to €35,252 million, a 23.7% increase compared with the €28,492 million recorded as of December 31, 2023, mainly as a result of the increase in deposits from central banks (through repurchase agreements) recorded under “Financial liabilities held for trading” and the appreciation of the Mexican peso against the euro.
Customer deposits at amortized cost of this operating segment as of March 31, 2024 amounted to €93,566 million, a 1.1% increase compared with the €92,564 million recorded as of December 31, 2023, mainly attributable to the appreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of March 31, 2024 amounted to €61,154 million, a 14.8% increase compared with the €53,254 million as of December 31, 2023, mainly as a result of the continuing search by customers for higher profitability investments, which continued to boost mutual funds, and the appreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio (as defined herein) was 2.7% as of March 31, 2024 compared to 2.6% as of December 31, 2023. This ratio was negatively affected by the increase in the non-performing retail loan portfolio and the lower growth in activity in the wholesale portfolio. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 119% as of March 31, 2024 from 123% as of December 31, 2023.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
The Turkish lira depreciated 6.6% against the euro as of March 31, 2024 compared to December 31, 2023, adversely affecting the business activity of the Turkey operating segment as of March 31, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to substantial regulation by Turkish national authorities. See “Other Matters—Regulatory Update for Turkey” for information on certain regulation that is relevant to our operations.
Cash, cash balances at central banks and other demand deposits amounted to €8,187 million as of March 31, 2024, a 15.6% decrease compared with the €9,700 million recorded as of December 31, 2023, mainly due to the decrease in cash held at the Central Bank of the Republic of Turkey (“CBRT”) mainly due to increased lending activity which was higher than the increase in deposits, and the depreciation of the Turkish lira against the euro, partially offset by the increase in the required reserve ratio established by the CBRT in order to reduce excess liquidity of the Turkish lira in the market.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2024 amounted to €3,943 million, a 6.8% increase from the €3,692 million recorded as of December 31, 2023, mainly due to the increase in local currency-denominated government bonds, as a result mainly of the securities maintenance ratio established by the CBRT, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of March 31, 2024 amounted to €55,727 million, an 8.1% increase compared with the €51,543 million recorded as of December 31, 2023, partially offset by the depreciation of the Turkish lira against the euro. Within this heading, loans and advances to customers of this operating segment as of March 31, 2024 amounted to €39,636 million, a 5.9% increase compared with the €37,416 million recorded as of December 31, 2023, mainly due to the increase in Turkish lira-denominated credit card loans (which is the type of loan where there is greater competition) and loans to enterprises, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans. In addition, within this heading, debt securities of this operating segment as of March 31, 2024 amounted to €7,483 million, an 11.6% increase compared with the €6,706 million recorded as of December 31, 2023, as a result of the increase in local currency-denominated government bonds mainly due to the increase in the securities maintenance ratio established by the CBRT. Further, loans and advances to central banks increased in the three months ended March 31, 2024, as a result of the regulation and monetary policy adopted by the CBRT on foreign currency deposit accounts (the relevant reserve requirement was set at 4% as of December 31, 2023 and at 8% as of March 31, 2024) and on Turkish lira deposits, following the 25% reserve requirement.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2024 amounted to €1,919 million, a 2.2% increase compared with the €1,878 million recorded as of December 31, 2023, mainly due to the increase in debt securities recorded under “Financial liabilities designated at fair value through profit or loss” portfolio, partially offset by the depreciation of the Turkish lira against the euro.
Customer deposits at amortized cost of this operating segment as of March 31, 2024 amounted to €52,676 million, a 4.0% increase compared with the €50,651 million recorded as of December 31, 2023, mainly due to the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a much lesser extent, demand deposits in Turkish lira (as a result in part of the measures announced by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which include increased reserve requirements and the obligation by banks to buy local currency-denominated government bonds if less than a particular percentage of their deposits are denominated in Turkish lira) and demand deposits in U.S. dollars, partially offset by the depreciation of the Turkish lira against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of March 31, 2024 amounted to €9,988 million, a 28.6% increase compared with the €7,768 million as of December 31, 2023, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 3.4% as of March 31, 2024 from 3.8% as of December 31, 2023, mainly as a result of the growth in lending activity (as new lending increases the denominator used to calculate this ratio, whereas new lending is typically performing during the period and therefore does not affect the numerator) and the sale of a retail non-performing loan portfolio, offset, in part, by the higher non-performing loan net entries from the retail loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 96% as of March 31, 2024 from 97% as of December 31, 2023.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of March 31, 2024, the Colombian peso and the Peruvian sol appreciated against the euro by 1.7% and 2.2%, respectively, compared to December 31, 2023. On the other hand, the Argentine peso depreciated against the euro by 3.7%. Overall, changes in exchange rates resulted in a slightly positive exchange rate effect on the business activity of the South America operating segment as of March 31, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of March 31, 2024 and December 31, 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See Note 2.2.18 to our Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” to hyperinflationary economies.
Cash, cash balances at central banks and other demand deposits as of March 31, 2024 amounted to €7,626 million, a 15.8% increase compared with the €6,585 million recorded as of December 31, 2023, mainly due to the increases in funding from deposits in Peru, in a context of contained loan growth, partially offset by the depreciation of the Argentine peso against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2024 amounted to €9,823 million, a 6.5% decrease compared with the €10,508 million recorded as of December 31, 2023, mainly due to the decrease in the value of derivatives recorded under the “Financial assets held for trading” portfolio and in loans and advances to customers (through reverse repurchase agreements) in the “Financial assets held for trading” portfolio and, to a lesser extent, the depreciation of the Argentine peso against the euro.
Financial assets at amortized cost of this operating segment as of March 31, 2024 amounted to €47,353 million, a 6.4% increase compared with the €44,508 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of March 31, 2024 amounted to €42,762 million, a 3.8% increase compared with the €41,213 million recorded as of December 31, 2023, mainly as a result of the increase in the retail portfolio (in particular, credit card loans) and in loans to non-financial corporations in Argentina, in each case in local currency, partially offset by the depreciation of the Argentine peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2024 amounted to €2,587 million, a 21.4% decrease compared with the €3,289 million recorded as of December 31, 2023, mainly due to the decrease in the value of derivatives recorded under the “Financial liabilities held for trading” portfolio.

Customer deposits at amortized cost of this operating segment as of March 31, 2024 amounted to €44,638 million, a 4.9% increase compared with the €42,567 million recorded as of December 31, 2023, mainly as a result of the increase in demand deposits in the wholesale portfolio and in time deposits from households within a high interest rate environment (although central banks in the region have started to reduce interest reference rates), partially offset by the depreciation of the Argentine peso.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios in Colombia and Peru) as of March 31, 2024 amounted to €6,028 million, a 9.1% increase compared with the €5,525 million as of December 31, 2023, mainly due to increases in mutual funds in Peru and Argentina as a result of the shift towards higher profitability investments.
The non-performing loan ratio (as defined herein) of this operating segment increased to 5.0% as of March 31, 2024 from 4.8% as of December 31, 2023, as a result of new Stage 3 entries in the retail portfolio, mainly in Colombia and Peru, within a context of overall unfavorable macroeconomic conditions. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 86% as of March 31, 2024, from 88% as of December 31, 2023.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar appreciated 2.2% against the euro as of March 31, 2024 compared to December 31, 2023, slightly positively affecting the business activity of the Rest of Business operating segment as of March 31, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of March 31, 2024 amounted to €6,172 million, a 30.0% increase compared with the €4,748 million recorded as of December 31, 2023, mainly due to the increase in cash balances held at central banks within this operating segment, since customer deposits have grown at a higher pace than financial assets and excess liquidity is held at central banks.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2024 amounted to €10,528 million, a 32.0% decrease compared with the €15,475 million recorded as of December 31, 2023, mainly due to the decrease in loans and advances (through reverse repurchase agreements) recorded under “Financial assets held for trading” in BBVA Securities Inc., our broker-dealer in the United States.
Financial assets at amortized cost of this operating segment as of March 31, 2024 amounted to €44,809 million, a 3.3% increase compared with the €43,363 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of March 31, 2024 amounted to €40,858 million, a 3.9% increase compared with the €39,322 million recorded as of December 31, 2023, mainly due to increased activity in the branches located in New York and Europe, partially offset by the decreased wholesale loan activity in the branches located in Asia.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2024 amounted to €9,693 million, a 34.6% decrease compared with the €14,831 million recorded as of December 31, 2023, mainly due to the decrease in deposits (through repurchase agreements) recorded under “Financial liabilities held for trading” in the broker-dealer BBVA Securities Inc.
Customer deposits at amortized cost of this operating segment as of March 31, 2024 amounted to €20,865 million, a 59.8% increase compared with the €13,056 million recorded as of December 31, 2023, mainly as a result of the increase in time and demand deposits in the branches located in Europe and the increase in time deposits in the New York branch.
Off-balance sheet pension funds of this operating segment as of March 31, 2024 amounted to €581 million, a 2.7% increase compared with the €566 million recorded as of December 31, 2023.
The non-performing loan ratio (as defined herein) of this operating segment was 0.7% as of March 31, 2024 and December 31, 2023, and was negatively affected by a new Stage 3 loan entry and positively affected by the growth in lending activity. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 60% as of March 31, 2024, from 69% as of December 31, 2023 mainly as result of the aforementioned new Stage 3 loan entry.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to our Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the three months ended March 31, 2024 and March 31, 2023, and as period-end exchange rates as of March 31, 2024 and as of December 31, 2023 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the three months ended March 31, 2024	For the three months ended March 31, 2023	As of March 31, 2024	As of December 31, 2023
Mexican peso	18.4409	20.0431	17.9179	18.7231
Turkish lira			34.9487	32.6531
U.S. dollar	1.0857	1.0730	1.0811	1.1050
Argentine peso			926.9532	892.8124
Colombian peso	4,253.7329	5,107.5659	4,153.9105	4,223.3653
Peruvian sol	4.0789	4.0902	4.0144	4.1042
(1)The period-end exchange rate as of March 31, 2023 of the Turkish lira and the Argentine peso against the euro was 20.8632 and 226.8507, respectively.
During the three months ended March 31, 2024, the Mexican peso, the Colombian peso and the Peruvian sol appreciated against the euro in average terms compared with the average exchange rates in the same period of the prior year. On the other hand, the U.S. dollar depreciated against the euro in average terms compared with the same period of the prior year. The income statement of BBVA Argentina for the three months ended March 31, 2024, has been significantly impacted by the decline of the Argentine peso during 2023, including, in particular, the extraordinary devaluation of the Argentine peso against the euro in December 2023, as a result of the economic measures adopted by the new government. In terms of period-end exchange rates, the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian sol appreciated against the euro. On the other hand, the Turkish lira and the Argentine peso depreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items pursuant to IAS 21) and positive for the balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.

Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and the armed conflict in the Middle East have caused significant disruptions, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high, and they may lead to new supply shocks, GDP contraction and a resurge of inflation, paving the way for financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
In addition, there is a risk of a sharp growth slowdown in China, which could adversely affect GDP in many regions. Although it may be possible to offset part of the growth slowdown in China through the adoption of certain fiscal, monetary and regulatory measures by authorities, there are risks related to tensions in the real estate markets, among others.
Further, the collapse of Silicon Valley Bank and UBS’s agreement to takeover Credit Suisse in early 2023 led to increased volatility, especially in the stock and interest rate markets, and have given rise to global banking concerns, including with respect to the concentration and quality of bank deposits and the debt holdings of certain banks.
Moreover, the world economy could be vulnerable to other factors, such as a restrictive monetary policy, in a context of relatively high inflationary pressures, which could cause a significant growth slowdown and financial stress and, even, a sharp economic recession.
In recent years, the Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have led to a rise in both interest revenue and expenses and a shift from deposits towards higher profitability investments (including mutual funds). The prevalence of high interest rates could adversely affect the Group by generating mark-to-market losses on securities portfolios, reducing the demand for credit, increasing funding costs and leading to an increase in the default rate of its borrowers and other counterparties, adversely affecting the amount of deposits if remuneration thereof is not increased accordingly and otherwise affecting margins. While interest rates have started to decline in certain regions, and the United States and the Eurozone may follow suit in 2024, monetary policies are expected to remain tight in the near term. In addition, declines in interest rates could refuel inflation.
Further, the Group’s results of operations have also been affected in recent years by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the three months ended March 31, 2024. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group for the three months ended March 31, 2024. The CBRT has strengthened its macroprudential policy toolkit and revised the reserve requirement regulation, among others. With this new regulation, reserve requirements, which used to apply to the liability side of balance sheets only, also apply to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). For additional information on measures adopted by the CBRT, see “Other Matters—Regulatory Update for Turkey”.

While there have been increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, economic conditions remain relatively unstable, characterized by a depreciation of the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 deepened Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and government’s response thereto added to mounting inflation and budget risks. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). The regulatory and macroprudential policies affecting the banking sector, including measures adopted to increase the weight of Turkish lira-denominated assets and liabilities of the banking system, and economic conditions in Turkey, including changes in official interest rates (with Turkey’s real interest rate still being negative given the high inflation) have affected and may continue to affect the Group’s results, and there can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations.
In Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and there is a risk that policies could be adopted that have an adverse impact on the economy or our business.
In Mexico, economic activity has expanded at a relatively high pace throughout 2023, despite some moderation in the fourth quarter, due to the dynamism of private consumption, the resilience of the manufacturing sector, the effects on private investment of the prospects for the relocation of manufacturing production outside of China (nearshoring) and the impact of larger public spending on the construction sector, in a context of relatively high growth in the United States. Despite the growth in economic activity, there is uncertainty related mainly to the June 2024 elections and potential policies that may be adopted by the new government.
In Argentina, the risk of economic and financial turbulence persists in a context in which the new government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustment to reduce inflation. The significant exchange rate devaluation implemented in December 2023 and the recently-announced strong fiscal adjustment have further reinforced short-term inflationary pressures.
In Colombia and Peru, climate-driven factors, political tensions and greater social conflict could have a negative impact on the economy.

BBVA Group results of operations for the three months ended March 31, 2024 compared to the three months ended March 31, 2023
The table below shows the Group’s unaudited condensed interim consolidated income statements for the three months ended March 31, 2024 and 2023.

	For the three months ended March 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Interest and other income	14,979	10,569	41.7
Interest expense	(8,468)	(4,927)	71.9
Net interest income	6,512	5,642	15.4
Dividend income	5	4	10.4
Share of profit or loss of entities accounted for using the equity method	10	6	51.6
Fee and commission income	2,926	2,252	29.9
Fee and commission expense	(1,040)	(813)	27.9
Net gains (losses) on financial assets and liabilities (1)	589	460	28.0
Exchange differences, net	183	(22)	n.m. (2)
Other operating income	130	209	(38.1)
Other operating expense	(1,444)	(1,076)	34.2
Income on insurance and reinsurance contracts	1,093	745	46.8
Expense on insurance and reinsurance contracts	(745)	(450)	65.6
Gross income	8,218	6,958	18.1
Administration costs	(3,007)	(2,678)	12.3
Personnel expense	(1,778)	(1,551)	14.7
Other administrative expense	(1,229)	(1,127)	9.1
Depreciation and amortization	(375)	(339)	10.9
Net margin before provisions (3)	4,835	3,942	22.7
Provisions or reversal of provisions	(57)	(14)	n.m. (2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,361)	(968)	40.5
Impairment or reversal of impairment on non-financial assets	(3)	(27)	(87.2)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	39	4	n.m. (2)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	4	7	(44.3)
Operating profit / (loss) before tax	3,458	2,944	17.4
Tax expense or income related to profit or loss from continuing operations	(1,151)	(950)	21.2
Profit / (loss)	2,307	1,994	15.7
Profit / (loss) attributable to parent company	2,200	1,846	19.1
Profit / (loss) attributable to non-controlling interests	107	148	(27.9)
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our unaudited condensed interim consolidated income statements for the three months ended March 31, 2024 and 2023 were as follows:
Net interest income
Net interest income for the three months ended March 31, 2024 amounted to €6,512 million, a 15.4% increase compared with the €5,642 million recorded for the three months ended March 31, 2023, mainly as a result of:
•the higher contribution from the wholesale and retail loan portfolios (in terms of volume) and, to a lesser extent, the securities portfolio (in terms of volume and yield) in Mexico;
•the higher yield of the non-financial corporations loan portfolio, supported by the higher interest rate environment in Spain;
•increases in the yield of retail and commercial loans in South America (mainly in Argentina, due to increases in interest rates, although central banks in the region have started to reduce interest reference rates in the first quarter of 2024) and in the yield of the securities portfolio in Argentina and, to a lesser extent, increases in the volume of the retail and commercial loan portfolios; and
•to a lesser extent, the appreciation of the Mexican peso against the euro.
The period-on-period increase was partially offset by the overall higher funding costs, due to the interest rate increases, and the depreciation of the Turkish lira and the Argentine peso against the euro.
Fee and commission income
Fee and commission income increased by 29.9% to €2,926 million for the three months ended March 31, 2024 from the €2,252 million recorded for the three months ended March 31, 2023, primarily due to the increase in brokerage and payment systems fees in Turkey, the increased volume of transactions by credit card customers and asset management activities in Mexico and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Fee and commission expense
Fee and commission expense increased by 27.9% to €1,040 million for the three months ended March 31, 2024 from the €813 million recorded for the three months ended March 31, 2023, primarily due to the increase in fees paid by the Group in connection with the increase in brokerage and payment systems fees in Turkey and, to a lesser extent, the increased volume of transactions by credit card customers and asset management activities in Mexico, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased by 28.0% to €589 million for the three months ended March 31, 2024 compared to the net gain of €460 million recorded for the three months ended March 31, 2023, mainly due to the higher gains from the branches located in Europe, the higher gains from the debt securities portfolios in Argentina and Mexico and, to a lesser extent, the higher gains from the New York branch and the broker-dealer BBVA Securities Inc. and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira against the euro, the negative performance of the Global Markets unit in Colombia and the depreciation of the Argentine peso against the euro.
Exchange differences, net
Exchange differences amounted to a €183 million gain for the three months ended March 31, 2024 compared to a €22 million loss for the three months ended March 31, 2023, mainly as a result of the positive exchange rate differences recognized in Spain and Turkey.
Other operating income and other operating expense
Other operating income for the three months ended March 31, 2024 decreased by 38.1% to €130 million from €209 million recorded for the three months ended March 31, 2023, mainly as a result of the lower gains from non-financial services transactions in Spain and the depreciation of the Turkish lira and the Argentine peso against the euro, partially offset by the appreciation of the Mexican peso against the euro.

Other operating expense for the three months ended March 31, 2024 amounted to €1,444 million, a 34.2% increase compared with the €1,076 million recorded for the three months ended March 31, 2023, mainly driven by the higher adjustment for hyperinflation in Argentina (€655 million compared to the €236 million recorded for the three months ended March 31, 2023), and, to a lesser extent, the estimated impact of the temporary tax on credit institutions and financial credit establishments in Spain corresponding to the year 2024, amounting to €285 million and recorded under “Other operating expense” in the three months ended March 31, 2024, which was partially paid in the three months ended March 31, 2024 (compared to the €225 million estimated and recorded in the three months ended March 31, 2023) and the appreciation of the Mexican peso against the euro, partially offset by the lower net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey, the higher positive impact of the revaluation of bonds linked to inflation in Turkey (€550 million and €673 million in the three months ended March 31, 2024 and 2023, respectively) and the depreciation of the Turkish lira and the Argentine peso against the euro.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the three months ended March 31, 2024 was €1,093 million, a 46.8% increase compared with the €745 million recorded for the three months ended March 31, 2023, mainly due to the increased insurance activity in Spain and the increase in insurance premiums in Mexico attributable in part to the higher insurance sales and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Expense on insurance and reinsurance contracts for the three months ended March 31, 2024 was €745 million, a 65.6% increase compared with the €450 million expense recorded for the three months ended March 31, 2023, mainly as a result of the increased insurance premiums paid to third parties in Spain and Mexico, attributable in part to the higher insurance sales and to the appreciation of the Mexican peso against the euro. Expense on insurance and reinsurance contracts increased faster than income on insurance and reinsurance contracts due to the higher insurance premiums paid to third parties.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the three months ended March 31, 2024 amounted to €3,007 million, a 12.3% increase compared with the €2,678 million recorded for the three months ended March 31, 2023, mainly as a result of the increase in personnel expenses in Mexico and, to a lesser extent, in Turkey and Spain, mainly driven by increases in the number of employees in Mexico and in Spain (during 2023) and the increase in general expenses related to technology driven to a great extent by the higher average inflation rate in the main countries where the BBVA Group operates and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2024 was €375 million, a 10.9% increase compared with the €339 million recorded for the three months ended March 31, 2023, mainly due to the appreciation of the Mexican peso against the euro and the increase in the depreciation expense related to offices for own use in Mexico, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Provisions or reversal of provisions
Provisions or reversal of provisions for the three months ended March 31, 2024 amounted to an expense of €57 million compared with the €14 million expense recorded for the three months ended March 31, 2023, mainly as a result of the increase in provisions for legal and labor contingencies in Spain and Peru, partially offset by the reversal of certain provisions in Turkey (where the three months ended March 31, 2023 were affected by the provisions recorded in connection with the February 2023 earthquakes) and the depreciation of the Turkish lira and the Argentine peso against the euro.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the three months ended March 31, 2024 was an expense of €1,361 million, a 40.5% increase compared with the €968 million expense recorded for the three months ended March 31, 2023, mainly due to the higher Stage 3 entries in the retail loan portfolios in Mexico (commensurate with the larger loan portfolio), South America (within an inflationary environment) and, to a lesser extent, Spain, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro and certain recoveries from the wholesale portfolio in Mexico.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the three months ended March 31, 2024 amounted to €3,458 million, a 17.4% increase compared with the €2,944 million recorded for the three months ended March 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the three months ended March 31, 2024 amounted to €1,151 million, a 21.2% increase compared with the €950 million expense recorded for the three months ended March 31, 2023, mainly due to the higher operating profit before tax, in particular in Spain and Mexico. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the three months ended March 31, 2024 amounted to €2,307 million, a 15.7% increase from the €1,994 million recorded for the three months ended March 31, 2023.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the three months ended March 31, 2024 amounted to €2,200 million, a 19.1% increase from the €1,846 million recorded for the three months ended March 31, 2023.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the three months ended March 31, 2024 decreased by 27.9% to €107 million, from the €148 million profit attributable to non-controlling interests recorded for the three months ended March 31, 2023, as a result, in part, of the decrease in profit in Turkey in the period.

Results of operations by operating segment for the three months ended March 31, 2024 compared with the three months ended March 31, 2023
The information contained in this section is presented under management criteria; however, for the three months ended March 31, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. The tables set forth below show the income statement of our operating segments, the Corporate Center and the Group for the periods indicated.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, including certain recent intra-group reallocations, see “Presentation of Financial Information—Changes in Intra-Group Adjustments”.

	For the three months ended March 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	1,599	2,999	277	1,555	157	(76)	6,512
Net fees and commissions	566	642	423	193	67	(4)	1,887
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	205	213	316	196	111	(269)	772
Other operating income and expense, net (2)	(209)	113	(119)	(744)	1	5	(952)
Gross income	2,162	3,967	897	1,201	336	(344)	8,218
Administration costs	(724)	(1,066)	(400)	(552)	(152)	(113)	(3,007)
Depreciation and amortization	(94)	(127)	(45)	(49)	(7)	(53)	(375)
Net margin before provisions (3)	1,344	2,773	453	600	176	(511)	4,835
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(164)	(752)	(75)	(354)	(16)	1	(1,361)
Provisions or reversal of provisions and other results	(32)	(12)	36	(45)	—	36	(17)
Operating profit / (loss) before tax	1,148	2,009	413	201	160	(474)	3,458
Tax expense or income related to profit or loss from continuing operations	(423)	(568)	(244)	(7)	(40)	129	(1,151)
Profit / (loss)	725	1,441	170	195	121	(345)	2,307
Profit / (loss) attributable to non-controlling interests	(1)	—	(26)	(75)	—	(5)	(107)
Profit / (loss) attributable to parent company	725	1,441	144	119	121	(350)	2,200
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the three months ended March 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	1,183	2,589	626	1,190	113	(60)	5,642
Net fees and commissions	536	483	172	184	69	(4)	1,439
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	120	149	224	127	77	(258)	438
Other operating income and expense, net (2)	(112)	86	(220)	(326)	1	12	(561)
Gross income	1,726	3,306	802	1,175	260	(311)	6,958
Administration costs	(672)	(887)	(363)	(494)	(130)	(132)	(2,678)
Depreciation and amortization	(94)	(109)	(36)	(43)	(6)	(50)	(339)
Net margin before provisions (3)	960	2,311	403	637	124	(493)	3,942
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(114)	(549)	(59)	(227)	(18)	—	(968)
Provisions or reversal of provisions and other results	(9)	(1)	(16)	(9)	7	(3)	(30)
Operating profit / (loss) before tax	837	1,760	327	401	113	(495)	2,944
Tax expense or income related to profit or loss from continuing operations	(306)	(481)	(5)	(122)	(20)	(16)	(950)
Profit / (loss) from continuing operations	532	1,280	322	279	93	(511)	1,994
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	532	1,280	322	279	93	(511)	1,994
Profit / (loss) attributable to non-controlling interests	(1)	—	(45)	(98)	—	(4)	(148)
Profit / (loss) attributable to parent company	531	1,279	277	181	93	(515)	1,846
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the three months ended March 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	1,599	1,183	35.2
Net fees and commissions	566	536	5.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	205	120	71.6
Other operating income and expense, net	(306)	(212)	44.4
Income and expense on insurance and reinsurance contracts	97	99	(2.4)
Gross income	2,162	1,726	25.2
Administration costs	(724)	(672)	7.7
Depreciation and amortization	(94)	(94)	(0.7)
Net margin before provisions (2)	1,344	960	40.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(164)	(114)	44.4
Provisions or reversal of provisions and other results	(32)	(9)	264.6
Operating profit / (loss) before tax	1,148	837	37.1
Tax expense or income related to profit or loss from continuing operations	(423)	(306)	38.2
Profit	725	532	36.5
Profit attributable to non-controlling interests	(1)	(1)	31.6
Profit attributable to parent company	725	531	36.5
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2024 amounted to €1,599 million, a 35.2% increase compared with the €1,183 million recorded for the three months ended March 31, 2023, mainly as a result of the higher yield of the non-financial corporations loan portfolio, supported by the higher interest rate environment, partially offset by higher funding costs. Net interest income of this operating segment for the three months ended March 31, 2024 and 2023 included the interest accrued from funds obtained under the TLTRO III program. The repayment of the TLTRO III program was initiated in December 2022 and, as of March 31, 2024, all funds obtained under the TLTRO III program had been repaid. The net interest margin over average total assets of this operating segment amounted to 1.43% for the three months ended March 31, 2024, compared with 1.11% for the three months ended March 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2024 amounted to €566 million, a 5.6% increase compared with the €536 million recorded for the three months ended March 31, 2023, driven by an increase in fees related to asset management activities.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the three months ended March 31, 2024 was a net gain of €205 million, a 71.6% increase compared with the €120 million net gain recorded for the three months ended March 31, 2023, mainly due to the positive exchange differences, certain ALCO portfolio sales and the positive performance of the Global Markets unit.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2024 amounted to a €306 million expense, a 44.4% increase compared with the €212 million expense recorded for the three months ended March 31, 2023, mainly due to the estimated impact of the temporary tax on credit institutions and financial credit establishments in Spain corresponding to the year 2024, amounting to €285 million and recorded under “Other operating expense” in the three months ended March 31, 2024, which has been partially paid in the first quarter of 2024 (compared to the €225 million estimated and recorded in the three months ended March 31, 2023) and, to a lesser extent, the lower gains from non-financial services transactions.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2024 was €97 million, a 2.4% decrease compared with the €99 million income recorded for the three months ended March 31, 2023.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2024 amounted to €724 million, a 7.7% increase compared with the €672 million recorded for the three months ended March 31, 2023, mainly as a result of higher personnel expenses mainly driven by salary increases, affected by inflation, and the increase in the number of employees during 2023, and higher general expenses related to IT equipment (driven by inflation).
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2024 and 2023 was €94 million.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2024 amounted to a €164 million expense, a 44.4% increase compared with the €114 million expense recorded for the three months ended March 31, 2023, mainly due to certain Stage 3 entries in the retail portfolio (due to the larger loan portfolio and the high interest rates) partially offset by the sale of a portfolio of non-performing mortgage loans.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2024 was a €32 million expense compared with the €9 million expense recorded for the three months ended March 31, 2023 as a result, in part, of the increase in legal provisions. During the three months ended March 31, 2023, certain provisions from contingent risks and legal contingencies were released.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2024 was €1,148 million, a 37.1% increase compared with the €837 million profit recorded for the three months ended March 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2024 was an expense of €423 million, a 38.2% increase compared with the €306 million expense recorded for the three months ended March 31, 2023, as a result of the higher operating profit before tax recorded for the three months ended March 31, 2024. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2024 amounted to €725 million, a 36.5% increase compared with the €531 million profit recorded for the three months ended March 31, 2023.

MEXICO

	For the three months ended March 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	2,999	2,589	15.8
Net fees and commissions	642	483	33.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	213	149	43.2
Other operating income and expense, net	(95)	(77)	22.8
Income and expense on insurance and reinsurance contracts	208	163	27.9
Gross income	3,967	3,306	20.0
Administration costs	(1,066)	(887)	20.2
Depreciation and amortization	(127)	(109)	17.4
Net margin before provisions (2)	2,773	2,311	20.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(752)	(549)	36.9
Provisions or reversal of provisions and other results	(12)	(1)	n.m. (3)
Operating profit / (loss) before tax	2,009	1,760	14.1
Tax expense or income related to profit or loss from continuing operations	(568)	(481)	18.1
Profit	1,441	1,280	12.6
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	1,441	1,279	12.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the three months ended March 31, 2024, the Mexican peso appreciated by 8.7% against the euro in average terms compared with the three months ended March 31, 2023, resulting in a positive exchange rate effect on our consolidated income statement for the three months ended March 31, 2024 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2024 amounted to €2,999 million, a 15.8% increase compared with the €2,589 million recorded for the three months ended March 31, 2023, mainly as a result of the higher contribution from the wholesale and retail loan portfolios (in terms of volume) and, to a lesser extent, the securities portfolio (in terms of volume and yield), supported by the appreciation of the Mexican peso against the euro and (with respect to the yield) the high interest rate environment (although BANXICO has slightly reduced interest reference rates in the first quarter of 2024), partially offset by higher funding costs and the effect of the appreciation of the Mexican peso against the euro on interest expense. At a constant exchange rate, there was a 6.5% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.81% for the three months ended March 31, 2024, compared with 7.03% for the three months ended March 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2024 amounted to €642 million, a 33.0% increase compared with the €483 million recorded for the three months ended March 31, 2023, mainly due to the increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 22.4% period-on-period increase.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the three months ended March 31, 2024 were €213 million, a 43.2% increase compared with the €149 million gain recorded for the three months ended March 31, 2023, mainly as a result of the higher gains from the Global Markets unit, resulting from foreign currency hedges and the high interest rates, and the appreciation of the Mexican peso against the euro.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2024 was an expense of €95 million, a 22.8% increase compared with the €77 million expense recorded for the three months ended March 31, 2023, mainly as a result of the appreciation of the Mexican peso against the euro and the higher contributions made to the Deposit Guarantee Fund, partially offset by the higher income from non-financial services related to real estate.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2024 was €208 million, a 27.9% increase compared with the €163 million income recorded for the three months ended March 31, 2023, mainly due to the increase in insurance premiums, attributable in part to the higher insurance sales and the appreciation of the Mexican peso against the euro, partially offset by the higher insurance premiums paid to third parties.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2024 were €1,066 million, a 20.2% increase compared with the €887 million recorded for the three months ended March 31, 2023, mainly as a result of the higher personnel expenses driven by the increase in the number of employees, higher general expenses related to IT equipment and the appreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 10.6%.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2024 was €127 million, a 17.4% increase compared with the €109 million recorded for the three months ended March 31, 2023, mainly due to the appreciation of the Mexican peso against the euro and the increase in the depreciation expense related to offices for own use. At a constant exchange rate, depreciation and amortization increased by 8.0%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2024 was a €752 million expense, a 36.9% increase compared with the €549 million expense recorded for the three months ended March 31, 2023, mainly due to higher Stage 3 entries in the retail loan portfolio (in particular, credit cards and consumer loans), commensurate with the larger loan portfolio, and the appreciation of the Mexican peso against the euro, partially offset by certain recoveries from the wholesale portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2024 were a €12 million expense compared with the €1 million expense recorded for the three months ended March 31, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2024 was €2,009 million, a 14.1% increase compared with the €1,760 million recorded for the three months ended March 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2024 was €568 million, a 18.1% increase compared with the €481 million expense recorded for the three months ended March 31, 2023, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2024 amounted to €1,441 million, a 12.6% increase compared with the €1,279 million recorded for the three months ended March 31, 2023.

TURKEY

	For the three months ended March 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	277	626	(55.7)
Net fees and commissions	423	172	145.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	316	224	41.1
Other operating income and expense, net	(130)	(228)	(42.9)
Income and expense on insurance and reinsurance contracts	12	8	43.8
Gross income	897	802	11.9
Administration costs	(400)	(363)	10.2
Depreciation and amortization	(45)	(36)	23.2
Net margin before provisions (2)	453	403	12.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(75)	(59)	26.5
Provisions or reversal of provisions and other results	36	(16)	n.m. (3)
Operating profit / (loss) before tax	413	327	26.4
Tax expense or income related to profit or loss from continuing operations	(244)	(5)	n.m. (3)
Profit	170	322	(47.3)
Profit attributable to non-controlling interests	(26)	(45)	(43.0)
Profit attributable to parent company	144	277	(48.0)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
As of March 31, 2024, the Turkish lira depreciated by 40.3% against the euro compared to March 31, 2023 (i.e., the period-end exchange rates of the Turkish lira used to convert income statement items pursuant to IAS 21 for the three months ended March 31, 2024 and 2023, respectively), adversely affecting the results of operations of the Turkey operating segment for the three months ended March 31, 2024 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Other Matters—Regulatory Update for Turkey”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2024 amounted to €277 million, a 55.7% decrease compared with the €626 million recorded for the three months ended March 31, 2023, as a result mainly of the higher interest expense on Turkish lira-denominated deposits due to the higher volume of deposits and the higher interest rates paid on them, the higher wholesale and swap funding costs and the depreciation of the Turkish lira against the euro, partially offset by the higher volume of Turkish lira-denominated loans and the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT (see “Other Matters—Regulatory Update for Turkey”). At a constant exchange rate, there was a 27.2% decrease. The net interest margin over average total assets of this operating segment amounted to 1.58% for the three months ended March 31, 2024, compared with 3.74% for the three months ended March 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2024 amounted to €423 million compared with the €172 million recorded for the three months ended March 31, 2023, mainly due to the increase in brokerage and payment systems fees, partially offset by the depreciation of the Turkish lira.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the three months ended March 31, 2024 amounted to €316 million, a 41.1% increase compared with the €224 million gain recorded for the three months ended March 31, 2023, mainly driven by the positive results of the Global Markets unit and the positive exchange differences, offset in part by the depreciation of the Turkish lira.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2024 was a €130 million net expense, a 42.9% decrease compared with the €228 million net expense recorded for the three months ended March 31, 2023, mainly due to the lower net loss on the monetary position resulting from the adjustment for hyperinflation (€550 million and €673 million in the three months ended March 31, 2024 and 2023, respectively) and the higher positive impact of the revaluation of bonds linked to inflation in the period (€439 million and €430 million, respectively, in the three months ended March 31, 2024 and 2023).
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2024 was €12 million, a 43.8% increase compared with the €8 million income recorded for the three months ended March 31, 2023, mainly due to increased insurance activity, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was a 132.3% increase.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2024 amounted to €400 million, a 10.2% increase compared with the €363 million recorded for the three months ended March 31, 2023, mainly as a result of the increase in personnel expenses and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 81.5%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2024 was €45 million, a 23.2% increase compared with the €36 million recorded for the three months ended March 31, 2023, mainly due to increases in the depreciation expense related to IT equipment and right-of-use leased assets, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was a 62.3% increase.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2024 was a €75 million expense, a 26.5% increase compared with the €59 million expense recorded for the three months ended March 31, 2023, mainly as a result of the increase in the expected losses related to the retail portfolio as a result of the larger loan portfolio, partially offset by the depreciation of the Turkish lira, the lower impairments recorded in connection with the earthquakes of February 2023 (which resulted in impairments totaling €20 million as of March 31, 2024 and €58 million as of March 31, 2023) and certain recoveries in the wholesale portfolio. At a constant exchange rate, there was a 109.1% increase.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2024 were a €36 million income compared with the €16 million expense recorded for the three months ended March 31, 2023. The three months ended March 31, 2023 were affected by the provisions recorded in connection with the February 2023 earthquakes.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2024 was €413 million, a 26.4% increase compared with the €327 million recorded for the three months ended March 31, 2023.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2024 was €244 million compared with the €5 million expense recorded for the three months ended March 31, 2023. Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2023 included the initial revaluation for tax purposes of certain non-monetary assets of Garanti BBVA based on inflation as a result of certain changes in Turkey’s tax regulations during the first quarter of 2023. The impact of this revaluation led to a corporate income tax credit in 2023 amounting to approximately €260 million, due to the higher tax base of such assets, partially offset by the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit as a result of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2024 amounted to €144 million, a 48.0% decrease compared with the €277 million recorded for the three months ended March 31, 2023.

SOUTH AMERICA

	For the three months ended March 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	1,555	1,190	30.7
Net fees and commissions	193	184	4.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	196	127	54.4
Other operating income and expense, net	(772)	(351)	120.0
Income and expense on insurance and reinsurance contracts	28	25	14.9
Gross income	1,201	1,175	2.2
Administration costs	(552)	(494)	11.6
Depreciation and amortization	(49)	(43)	13.3
Net margin before provisions (2)	600	637	(5.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(354)	(227)	55.7
Provisions or reversal of provisions and other results	(45)	(9)	n.m. (3)
Operating profit / (loss) before tax	201	401	(49.8)
Tax expense or income related to profit or loss from continuing operations	(7)	(122)	(94.6)
Profit	195	279	(30.2)
Profit attributable to non-controlling interests	(75)	(98)	(23.4)
Profit attributable to parent company	119	181	(33.9)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the three months ended March 31, 2024, the Colombian peso and the Peruvian sol appreciated by 20.1% and 0.3%, respectively, against the euro in average terms, compared with the three months ended March 31, 2023. Meanwhile, the Argentine peso depreciated by 75.5% against the euro compared to March 31, 2023 (i.e., the period-end exchange rates of the Argentine peso used to convert income statement items pursuant to IAS 21 for the three months ended March 31, 2024 and 2023, respectively). Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the three months ended March 31, 2024 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the three months ended March 31, 2024 and 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2024 amounted to €1,555 million, a 30.7% increase compared with the €1,190 million recorded for the three months ended March 31, 2023, mainly as a result of increases in the yield of retail and commercial loans in the region (mainly in Argentina, due to increases in interest rates, although central banks in the region have started to reduce interest reference rates in the first quarter of 2024) and in the yield of the securities portfolio in Argentina and, to a lesser extent, increases in the volume of the retail and commercial loan portfolios, partially offset by slightly higher funding costs in Colombia, due to the increase in the volume of deposits, and the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 95.2% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 9.43% for the three months ended March 31, 2024, compared with 7.73% for the three months ended March 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2024 amounted to €193 million income, a 4.7% increase compared with the €184 million income recorded for the three months ended March 31, 2023.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the three months ended March 31, 2024 were €196 million, a 54.4% increase compared with the €127 million gain recorded for the three months ended March 31, 2023, mainly due to the higher gains from the debt securities portfolios in Argentina, partially offset by the depreciation of the Argentine peso against the euro and the lower gains from the Global Markets unit in Colombia.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2024 was a €772 million expense compared with the €351 million expense recorded for the three months ended March 31, 2023, mainly driven by the higher adjustment for hyperinflation in Argentina, which monetary loss for the three months ended March 31, 2024 amounted to €655 million, compared to the €236 million monetary loss recorded for the three months ended March 31, 2023, partially offset by the depreciation of the Argentine peso against the euro.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2024 was €28 million, a 14.9% increase compared with the €25 million net income recorded for the three months ended March 31, 2023. At constant exchange rates, there was a 43.5% increase, mainly as a result of higher income related to life insurance in Colombia and Argentina, partially offset by the depreciation of the Argentine peso against the euro.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2024 amounted to €552 million, an 11.6% increase compared with the €494 million recorded for the three months ended March 31, 2023, mainly as a result of increases in personnel expenses, mainly driven by salary updates in Argentina (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses related to technology (affected by the high inflation), partially offset by the depreciation of the Argentine peso against the euro.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2024 was a €49 million expense compared with the €43 million expense recorded for the three months ended March 31, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2024 was a €354 million expense, a 55.7% increase compared with the €227 million expense recorded for the three months ended March 31, 2023, mainly as a result of the higher credit impairment requirements in Stage 3 retail loans in the region (within an inflationary environment), partially offset by the depreciation of the Argentine peso against the euro.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2024 were a €45 million expense compared with the €9 million expense recorded for the three months ended March 31, 2023, attributable mainly to the higher provisions for contingent risks and legal contingencies in Peru.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2024 was €201 million, a 49.8% decrease compared with the €401 million profit recorded for the three months ended March 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2024 was €7 million, a 94.6% decrease compared with the €122 million expense recorded for the three months ended March 31, 2023, as a result mainly of the lower operating profit before tax and the impact of hyperinflation-related adjustments.

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the three months ended March 31, 2024 amounted to €75 million, a 23.4% decrease compared with the €98 million recorded for the three months ended March 31, 2023.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2024 amounted to €119 million, a 33.9% decrease compared with the €181 million recorded for the three months ended March 31, 2023.

REST OF BUSINESS

	For the three months ended March 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	157	113	38.6
Net fees and commissions	67	69	(2.4)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	111	77	44.6
Other operating income and expense, net	—	—	—
Income and expense on insurance and reinsurance contracts	1	1	(45.2)
Gross income	336	260	29.3
Administration costs	(152)	(130)	17.7
Depreciation and amortization	(7)	(6)	24.9
Net margin before provisions (2)	176	124	41.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(16)	(18)	(13.0)
Provisions or reversal of provisions and other results	—	7	(99.4)
Operating profit / (loss) before tax	160	113	41.3
Tax expense or income related to profit or loss from continuing operations	(40)	(20)	97.8
Profit	121	93	29.2
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	121	93	29.2
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the three months ended March 31, 2024, the U.S. dollar depreciated by 1.2% against the euro in average terms, compared with the three months ended March 31, 2023. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2024 amounted to €157 million, a 38.6% increase compared with the €113 million recorded for the three months ended March 31, 2023, mainly due to increased activity of the branches located in Europe and New York, supported by the high interest rate environment. The net interest margin over average total assets of this operating segment amounted to 1.02% for the three months ended March 31, 2024, compared with 0.93% for the three months ended March 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2024 amounted to €67 million, a 2.4% decrease compared with the €69 million recorded for the three months ended March 31, 2023.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the three months ended March 31, 2024 were €111 million, a 44.6% increase compared with the €77 million net gain recorded for the three months ended March 31, 2023, mainly due to the higher gains from the branches located in Europe and, to a much lesser extent, higher gains from the New York branch and the broker-dealer BBVA Securities Inc.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2024 amounted to €152 million, a 17.7% increase compared with the €130 million recorded for the three months ended March 31, 2023, mainly due to increases in personnel expenses and in marketing expenses in the branches located in Europe and New York.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2024 amounted to €7 million compared with the €6 million recorded for the three months ended March 31, 2023.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2024 was a €16 million expense, a 13.0% decrease compared with the €18 million expense recorded for the three months ended March 31, 2023, mainly as a result of the reversal of credit impairments in Europe.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2024 were nil compared with the €7 million income recorded for the three months ended March 31, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2024 was €160 million, a 41.3% increase compared with the €113 million recorded for the three months ended March 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2024 was €40 million compared with the €20 million expense recorded for the three months ended March 31, 2023, due mainly to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2024 amounted to €121 million, a 29.2% increase compared with the €93 million recorded for the three months ended March 31, 2023.

CORPORATE CENTER

	For the three months ended March 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(76)	(60)	25.9
Net fees and commissions	(4)	(4)	(2.8)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(269)	(258)	4.4
Other operating income and expense, net	6	12	(47.2)
Income and expense on insurance and reinsurance contracts	(1)	—	275.8
Gross income	(344)	(311)	10.7
Administration costs	(113)	(132)	(13.8)
Depreciation and amortization	(53)	(50)	6.2
Net margin before provisions (2)	(511)	(493)	3.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	—	n.m. (3)
Provisions or reversal of provisions and other results	36	(3)	n.m. (3)
Operating profit / (loss) before tax	(474)	(495)	(4.3)
Tax expense or income related to profit or loss from continuing operations	129	(16)	n.m. (3)
Profit / (loss)	(345)	(511)	(32.5)
Profit / (loss) attributable to non-controlling interests	(5)	(4)	28.9
Profit / (loss) attributable to parent company	(350)	(515)	(32.1)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
Net interest income / (expense)
Net interest expense of the Corporate Center for the three months ended March 31, 2024 was €76 million, a 25.9% increase compared with the €60 million net expense recorded for the three months ended March 31, 2023, mainly due to the higher funding costs of investments as a result of the high reference interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center was an expense of €4 million for the three months ended March 31, 2024 and March 31, 2023.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and Exchange differences of the Corporate Center for the three months ended March 31, 2024 were €269 million a 4.4% increase compared with the €258 million loss recorded for the three months ended March 31, 2023, as a result of the lower effect of the appreciation of the Mexican peso on foreign currency hedges within the ALCO portfolio.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the three months ended March 31, 2024 was €6 million of net income, a 47.2% decrease compared with the €12 million net income recorded for the three months ended March 31, 2023, mainly as a result of lower gains from non-financial services transactions related to IT.
Administration costs
Administration costs of the Corporate Center for the three months ended March 31, 2024 amounted to €113 million, a 13.8% decrease compared with the €132 million recorded for the three months ended March 31, 2023.
Depreciation and amortization
Depreciation and amortization of the Corporate Center for the three months ended March 31, 2024 was €53 million, a 6.2% increase compared with the €50 million recorded for the three months ended March 31, 2023.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the three months ended March 31, 2024 were a €36 million income compared with the €3 million expense recorded for the three months ended March 31, 2023, mainly due to the reversal of provisions related to certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the three months ended March 31, 2024 was €474 million, a 4.3% decrease compared with the €495 million loss recorded for the three months ended March 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the three months ended March 31, 2024 amounted to €129 million compared with the €16 million expense recorded for the three months ended March 31, 2023, as a result, in part, of the adjustment for the estimation of the annual tax rate for the BBVA Group. The three months ended March 31, 2023 were positively affected by the initial revaluation for tax purposes of certain non-monetary assets of Garanti BBVA based on inflation as a result of certain changes in Turkey’s tax regulations during the first quarter of 2023, which is included in the adjustment for the estimation of the annual tax rate for the BBVA Group.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the three months ended March 31, 2024 was €350 million, a 32.1% decrease compared with the €515 million loss recorded for the three months ended March 31, 2023.

Capital
As of March 31, 2024 and December 31, 2023, own funds are calculated in accordance with current regulations on minimum capital requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate total capital levels, as well as the various internal capital adequacy assessment processes Spanish credit institution should have in place and the information such institutions should disclose to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2024, a CET1 capital ratio of 9.10% and a total capital ratio of 13.26%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50%); (iv) the D-SIB capital buffer (1.00%); and (v) the capital buffer for Countercyclical Risk (0.08%). In addition, BBVA must maintain, on an individual (unconsolidated) level, a CET1 capital ratio of 7.95% and a total capital ratio of 12.11%. These ratios include a “Pillar 2” requirement at the individual level of 1.50%, of which at least 0.84% shall be met with CET1.
BBVA Group’s fully-loaded CET1 ratio stood at 12.82% as of March 31, 2024, which represents an increase of 15 basis points compared to December 31, 2023.
Fully-loaded risk-weighted assets (RWA) increased in the three months ended March 31, 2024 by approximately €16 billion, as a result, in part, of the increase in the loan portfolio and, to a lesser extent, the appreciation of certain currencies. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
The fully-loaded AT1 ratio stood at 1.35% as of March 31, 2024, a decrease of 31 basis points from December 31, 2023, as a result of the impact of the early redemption of a contingent convertible issuance which had an aggregate liquidation preference of €1 billion.
The fully-loaded Tier 2 ratio stood at 2.49% as of March 31, 2024, which represents an increase of 24 basis points compared to December 31, 2023, mainly due to the issuance of a subordinated bond in Spain amounting to €1,250 million and, to a lesser extent, the issuance in Mexico, Turkey and Peru of subordinated debt amounting to $900 million, $500 million and $300 million, respectively. On the other hand, a subordinated issuance amounting to €750 million was redeemed in Spain.
As a result of the above, the total fully-loaded capital ratio stood at 16.66% as of March 31, 2024.

Our consolidated ratios as of March 31, 2024 and December 31, 2023 were as follows (the consolidated phased-in ratios coincide with the fully-loaded ratios since the transitional adjustments for the treatment of IFRS 9 impacts had no effect on capital ratios as of such dates):

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in		CRD IV fully-loaded
	March 31, 2024 (1)	December 31, 2023	March 31, 2024 (1)	December 31, 2023
Common Equity Tier 1 (CET1)	48,739	46,116	48,739	46,116
Tier 1	53,868	52,150	53,868	52,150
Tier 2	9,450	8,182	9,450	8,182
Total capital (Tier 1 + Tier 2)	63,318	60,332	63,318	60,332
Risk-weighted assets	380,044	363,915	380,044	363,915
CET1 (%)	12.82	12.67	12.82	12.67
Tier 1 (%)	14.17	14.33	14.17	14.33
Tier 2 (%)	2.49	2.25	2.49	2.25
Total capital ratio (%)	16.66	16.58	16.66	16.58
(1)Preliminary data.
As of March 31, 2024, the leverage ratio stood at 6.48% compared to 6.54% as of December 31, 2023, mainly due to the increase in the loan portfolio.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, as from March 27, 2024, an amount of own funds and eligible liabilities equal to 22.79% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group must be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement (3.61%, according to applicable regulations and supervisory criteria). Additionally, BBVA was required to meet, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.48%. Given the own funds and eligible liabilities of the resolution group, as of March 31, 2024, the Group met the requirements. The MREL in RWA and MREL in LR ratios stood at 27.81% and 11.52%, respectively, reaching the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments), 21.96% and 9.10%, respectively.
The March 31, 2024 ratios referred to above include the impact of the various debt issuances made by BBVA during the first quarter of 2024 with the aim of reinforcing compliance with the aforementioned requirements.

OTHER MATTERS

Regulatory Update for Turkey
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2023 Form 20-F.
BBVA’s operations in Turkey are subject to substantial regulation. Apart from fundamental legal rules and product/service-specific legal regulations, the most basic regulation for the sector is the Banking Law No. 5411. The purpose of this law is to regulate the principles and procedures for ensuring confidence and stability in financial markets, the efficient functioning of the credit system and the protection of the rights and interests of depositors.
In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers. Since 2021, the regulations that were introduced in 2020 authorizing the Central Bank of the Republic of Turkey (“CBRT”) to impose restrictions regarding certain fees and commissions that may be charged to customers have been amended. On September 23, 2022, the Procedures and Principles Regarding Fees to be Collected by Banks from Commercial Customers entered into force (through Communiqué No. 2020/4 and further amendments), establishing maximum limits with respect to loan allocation and loan disbursement fees. According to such Communiqué, starting on January 4, 2024, monetary limits and maximum fees which are stated as fixed rates will be revised annually at the rate of increase in the annual consumer price index, as announced by the Turkish Statistical Institute at the end of the year. In addition, an upper limit of 3.11% was introduced in December 2023 with respect to the maximum interest rates for credit cards and maximum commission rates for merchants that banks may charge.
In April 2020, BRSA issued a recommendation to protect the value of the Turkish lira through ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, opening time deposit accounts, investing in securities or repurchase agreements and transferring such funds abroad other than with an export purpose. Furthermore, to protect Turkish lira-denominated deposits from volatility in exchange rates, the Communiqué on Supporting the Conversion of Turkish Lira Deposits and Participation Accounts (No: 2021/14) regulating the Foreign Currency Protected Turkish Lira Deposit Account product was amended in 2022. Accordingly, domestic legal entities could open Turkish Lira Deposit and Participation Accounts with their existing balances in banks between December 31, 2021 and June 30, 2022. As per the latest amendments in April 2024, the foreign currency deposit account and participation fund account balances of individuals denominated in U.S. dollars, euros and British pounds existing in banks as of March 31, 2024 (prior to this amendment, the relevant regulation referred to balances as of January 31, 2024) can be converted into Turkish lira at the CBRT´s conversion rate upon such individuals´ request. Furthermore, a similar amendment (modifying the date of the relevant balances from January 31, 2024 to March 31, 2024) was made to Communiqué on Supporting Conversion from Gold Accounts to Turkish Lira Deposit and Participation Accounts (No: 2021/16). According to such amendment, the balances of gold accounts held by individuals at banks as of March 31, 2024 can be converted into Turkish lira at the conversion price upon such individuals´ request.
Since November 2020, the CBRT establishes the interest applicable to credit cards, which is also applied to overdraft accounts, on the last fifth business day of each month. Floating interest rates can be applied to Turkish lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Pursuant to CBRT legislation, banks are free to determine the interest rates on deposits and loans. However, the yearly interest rate on current deposit accounts may not exceed 0.25%, significantly below the inflation rate (68.50% in March 2024). According to the current regulation, the monthly maximum contractual interest rate to be applied to Turkish lira credit card transactions (excluding cash withdrawals or utilization transactions) is determined by adding 114 basis points to the monthly reference rate. The CBRT has announced that, effective as of April 6, 2024, the maximum interest rate for credit card transactions (excluding cash withdrawals or utilization transactions) is 4.25%.
Substantial amendments were introduced to the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers and to the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services of Payment Service Providers in Payment Services Area on October 7, 2023. The amendments added the definition of digital wallet to the legislation and include regulation on digital wallet services. The amendments also amend the procedures that institutions must follow when remotely verifying the identity of a person involved in a transaction conducted by means of remote communication and include procedures for the transfer of data to relevant third parties abroad, upon the request or instruction from a customer, in connection with a payment transaction.

The Decision of the Board of the Public Oversight, Accounting and Auditing Standards Authority (“POA”) on the implementation of the Turkish Sustainability Reporting Standards (“TSRS”) was published on December 29, 2023 and entered into force as of January 1, 2024. The Decision regulates the scope of the implementation of TSRS 1 “General Provisions on Disclosure of Sustainability Related Financial Information” and TSRS 2 “Climate Related Disclosures” standards that organizations, institutions and entities in Turkey must consider when preparing their sustainability reports. The aim of the TSRS is to enhance access to green financing for enterprises established in Turkey and they were determined by the POA by considering the International Sustainability Reporting Standards2.
Two new regulations entered into force on January 1, 2024: the Regulation on Lending Transactions of Banks, which regulates the procedures and principles applicable to loans made by banks in Turkey, and the Regulation on the Determination of Risk Groups and Loan Limits, which sets out the procedures and principles for determining risk groups and calculating loan limits on a consolidated and an unconsolidated level. Both regulations replace the relevant provisions of the Regulation on Lending Transactions of Banks of November 1, 2006, which have been split into these two new separate regulations. The regulations aim to ensure the full harmonization of banking legislation with Basel III standards. Accordingly, more comprehensive and stricter rules are included for the determination of risk groups and loan limits.
A regulation amending the Regulation on Consumer Loan Agreements was published on September 23, 2022. Changes regarding the required preliminary information to be provided to borrowers and the mandatory content of the fixed term consumer loan agreement entered into force on January 1, 2023, while other changes entered into force on October 1, 2022. As a result of the amendments made to the Regulation on Consumer Loan Agreements, the scope of the information required to be included in the information form given to the consumers with respect to the relevant loan was expanded. Further, loan-related insurances can be entered into only upon the relevant consumer’s request.
On January 15, 2023, the CBRT amended the Communiqué on Reserve Requirements so that (starting with the maintenance period starting on February 3, 2023), the reserve requirement rate for Turkish lira deposit accounts and participation accounts held by certain customers with maturities longer than three months is 0%. Additionally, if there is an increase (compared to January 6, 2023, based upon a calculation to be made on the last Friday of every two-week period) in a bank’s foreign currency-denominated liabilities with maturities longer than six months provided directly from abroad3, the reserve requirement rate for such increased amount is 0% until December 20, 2024. On September 14, 2023, the CBRT amended the Communiqué Regarding Reserve Requirements (effective as of September 1, 2023) to require banks to hold mandatory reserves at the rate of 25% for foreign exchange protected Turkish lira-denominated deposit accounts with an original maturity of up to six months and 5% for those with a longer maturity. However, on November 2, 2023, the CBRT further amended the Communiqué Regarding Reserve Requirements (effective as of October 27, 2023) and increased such rates by 500 basis points. On August 20, 2023, the CBRT again amended the Communiqué Regarding Reserve Requirements (effective as of August 18, 2023) to increase reserve requirement ratios for foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) on demand or with a maturity of up to (and including) one month from 25% to 29%, and on November 2, 2023 (effective as of October 27, 2023) increased again such ratio from 29% to 30%. In addition, the November 2, 2023 amendment also increased the reserve requirement ratios applicable to foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) with a maturity of: (a) more than one month and up to (but excluding) one year, from 25% to 26% and (b) one year or more, from 19% to 20%. This amendment also introduced an additional reserve requirement of 4% (to be deposited in Turkish lira in CBRT for all foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) regardless of their maturities. This reserve requirement was increased to 8% as of January 2024.
On March 7, 2024, the CBRT amended the Communiqué on Reserve Requirements. According to such amendment, if the growth of loans whose procedures and principles are determined by the CBRT for any given bank exceeds 2% at any relevant calculation date until January 3, 2025 (inclusive) compared to relevant loan portfolio as of March 29, 2024, the excess loans will be blocked as Turkish lira-denominated required reserves.
Pursuant to an amendment to the Regulation on the Maintenance of Securities made on April 6, 2024, the securities maintenance ratio, previously set at 4% for items falling under securities deposit obligations, has been adjusted downward to 1%. The relevant provision entered into force retroactively, on the date of publication, effective from March 29, 2024.
2 On January 5, 2024, the POA published the following criteria for identifying entities that fall within the scope of sustainability practices: institutions, organizations and businesses that meet at least two of the following criteria in at least two consecutive reporting periods are obliged to comply with TSRS in the preparation of their sustainability reports: (i) at least 500 million Turkish lira in total assets, (ii) at least 1 billion Turkish lira in annual net sales revenue, and (iii) 250 employees. Nevertheless, all banks (including Garanti BBVA) are subject to mandatory reporting without being subject to any thresholds.

3 Per the Communiqué on Reserve Requirements, the liabilities subject to the reserve requirement are as follows: (i) deposits/participation funds, (ii) funds from repo transactions (except those received from Borsa Istanbul markets), (iii) loans obtained (except loans guaranteed by the Treasury of the Republic of Türkiye), (iv) securities issued, (v) subordinated debt that is not taken into account into the calculation of own funds, (vi) liabilities to the head office located abroad, (vii) debt related to contracted merchants due to credit card transactions, and (viii) borrower funds of investment banks.

In the event that the growth rate of loans subject to the securities maintenance ratio is above 2% from January 27, 2023 to February 23, 2024 (inclusive) compared to the previous calculation date, Turkish lira-denominated securities will be blocked (depositing the amount calculated as per the regulation in a specific Turkish lira account with the CBRT) in the amount of the loan amount exceeding this rate. All banks, including Garanti BBVA, are obliged to fulfill these requirements.
In December 2023, the Tax Procedure Law was amended with respect to the inflation-adjustment calculations with the aim of eliminating the effects of ongoing high inflation on financial statements and mitigating the adverse effects of inflation in taxation (as inflation results in tax revenue losses for the government).
With this recent amendment, the difference between profit/loss arising from the inflation adjustments for the 2024 and 2025 accounting periods (including the temporary tax periods) will not be taken into account in determination of the earnings of the banks, companies within the scope of the Financial Leasing, Factoring, Financing and Savings Financing Companies Law No. 6361, payment and electronic money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, pension companies. It can be concluded that the aforementioned institutions will make inflation adjustments in 2024 and 2025 and may apply depreciation over the adjusted values, however, they will not be able to take into account the profits or losses that will arise as a result of the inflation adjustment in determining their earnings.
Garanti BBVA is required to conduct its investment banking business in accordance with the Turkish Capital Market Law and various related regulations issued by Capital Market Board of Turkey. As a commercial bank, Garanti BBVA has a license to carry out the following activities: (i) receipt and transmission of orders in relation to capital market instruments, (ii) execution of orders in relation to capital market instruments (except shares and derivative instruments based on stock indices or stocks) in the name and account of the customer or in its own name and in the account of the customer, (iii) dealing for its own account (except for derivative instruments based on stock indices and stocks) and (iv) safekeeping and administration of capital market instruments in the name of the customer and portfolio custody service.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the three months ended March 31, 2024

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of March 31, 2024 and December 31, 2023

ASSETS (Millions of Euros)
	Notes	March 2024	December 2023
Cash, cash balances at central banks and other demand deposits	8	76,524	75,416
Financial assets held for trading	9	144,253	141,042
Non-trading financial assets mandatorily at fair value through profit or loss	10	9,384	8,737
Financial assets designated at fair value through profit or loss	11	840	955
Financial assets at fair value through other comprehensive income	12	62,884	62,205
Financial assets at amortized cost	13	470,380	451,732
Derivatives - hedge accounting		1,325	1,482
Fair value changes of the hedged items in portfolio hedges of interest rate risk		(99)	(97)
Joint ventures and associates	14	996	976
Insurance and reinsurance assets	21	210	211
Tangible assets	15	9,660	9,253
Intangible assets	16	2,407	2,363
Tax assets	17	17,865	17,501
Other assets	18	4,148	2,859
Non-current assets and disposal groups classified as held for sale	19	913	923
TOTAL ASSETS		801,690	775,558

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	March 2024	December 2023
Financial liabilities held for trading	9	118,731	121,715
Financial liabilities designated at fair value through profit or loss	11	14,544	13,299
Financial liabilities at amortized cost	20	584,698	557,589
Derivatives - hedge accounting		2,602	2,625
Liabilities under insurance and reinsurance contracts	21	12,241	12,110
Provisions	22	4,839	4,924
Tax liabilities	17	3,594	2,554
Other liabilities	18	4,661	5,477
Liabilities included in disposal groups classified as held for sale	19	—	—
TOTAL LIABILITIES		745,912	720,293

SHAREHOLDERS’ FUNDS		66,947	67,955
Capital	24	2,861	2,861
Share premium		19,769	19,769
Other equity		31	40
Retained earnings	25	40,973	36,237
Other reserves	25	1,824	2,015
Less: Treasury shares		(709)	(34)
Profit or loss attributable to owners of the parent		2,200	8,019
Less: Interim dividends		—	(951)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(14,944)	(16,254)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	3,775	3,564
TOTAL EQUITY		55,778	55,265
TOTAL EQUITY AND TOTAL LIABILITIES		801,690	775,558
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	March 2024	December 2023
Loan commitments given	28	164,627	152,868
Financial guarantees given	28	19,672	18,839
Other commitments given	28	44,234	42,577
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the three months ended March 31, 2024 and 2023

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	March 2024	March 2023
Interest and other income	29.1	14,979	10,569
Interest income using effective interest rate method		13,230	9,282
Other interest income		1,750	1,287
Interest expense	29.2	(8,468)	(4,927)
NET INTEREST INCOME		6,512	5,642
Dividend income	30	5	4
Share of profit or loss of entities accounted for using the equity method		10	6
Fee and commission income	31	2,926	2,252
Fee and commission expense	31	(1,040)	(813)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	76	23
Gains (losses) on financial assets and liabilities held for trading, net	32	273	330
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	73	40
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	67	66
Gains (losses) from hedge accounting, net	32	99	1
Exchange differences, net	32	183	(22)
Other operating income	33	130	209
Other operating expense	33	(1,444)	(1,076)
Income from insurance and reinsurance contracts	34	1,093	745
Expense from insurance and reinsurance contracts	34	(745)	(450)
GROSS INCOME		8,218	6,958
Administration costs	35	(3,007)	(2,678)
Depreciation and amortization	36	(375)	(339)
Provisions or reversal of provisions	37	(57)	(14)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(1,361)	(968)
NET OPERATING INCOME		3,418	2,960
Impairment or reversal of impairment of investments in joint ventures and associates	39	41	—
Impairment or reversal of impairment on non-financial assets	40	(3)	(27)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		(2)	4
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	41	4	7
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		3,458	2,944
Tax expense or income related to profit or loss from continuing operations		(1,151)	(950)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		2,307	1,994
Profit (loss) after tax from discontinued operations	19	—	—
PROFIT (LOSS)		2,307	1,994
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	107	148
ATTRIBUTABLE TO OWNERS OF THE PARENT		2,200	1,846
		March 2024	March 2023
EARNINGS (LOSSES) PER SHARE (Euros)		0.36	0.29
Basic earnings (losses) per share from continuing operations		0.36	0.29
Diluted earnings (losses) per share from continuing operations		0.36	0.29
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the three months ended March 31, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	March 2024	March 2023
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	2,307	1,994
OTHER RECOGNIZED INCOME (EXPENSE)	1,598	1,486
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	164	153
Actuarial gains (losses) from defined benefit pension plans	(54)	(41)
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	166	198
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	54	(13)
Income tax related to items not subject to reclassification to income statement	(2)	9
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	1,434	1,333
Hedge of net investments in foreign operations (effective portion)	(407)	(454)
Valuation gains (losses) taken to equity	(407)	(454)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	2,071	1,609
Translation gains (losses) taken to equity	2,071	1,609
Transferred to profit or loss	1	—
Other reclassifications	—	—
Cash flow hedges (effective portion)	(25)	57
Valuation gains (losses) taken to equity	(25)	62
Transferred to profit or loss	—	(5)
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Debt securities at fair value through other comprehensive income	(317)	194
Valuation gains (losses) taken to equity	(285)	215
Transferred to profit or loss	(32)	(20)
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	7	3
Income tax relating to items subject to reclassification to income statements	105	(76)
TOTAL RECOGNIZED INCOME (EXPENSE)	3,905	3,480
Attributable to minority interests (non-controlling interests)	395	194
ATTRIBUTABLE TO THE PARENT COMPANY	3,510	3,286
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the three months ended March 31, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
March 2024												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2024 ⁽¹⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income (expense) recognized	—	—	—	—	—	—	—	—	2,200	—	1,310	288	107	3,905
Other changes in equity	—	—	—	(10)	4,736	—	(191)	(675)	(8,019)	951	—	1	(185)	(3,392)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,246)	—	—	—	—	—	—	—	(186)	(2,432)
Purchase of treasury shares	—	—	—	—	—	—	—	(952)	—	—	—	—	—	(952)
Sale or cancellation of treasury shares	—	—	—	—	—	—	1	278	—	—	—	—	—	278
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	7	7,069	—	(8)	—	(8,019)	951	—	1	(1)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(21)	—	—	—	—	—	—	—	—	—	(21)
Other increases or (-) decreases in equity	—	—	—	4	(87)	—	(183)	—	—	—	—	—	1	(265)
Balances as of March 31, 2024	2,861	19,769	—	31	40,973	—	1,824	(709)	2,200	—	(14,944)	(3,032)	6,806	55,778
(1) Balances as of December 31, 2023 as originally reported in the consolidated financial statements for the year 2023.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the three months ended March 31, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
March 2023												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2023 ⁽[1]⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies (Note 1.3)	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income (expense) recognized	—	—	—	—	—	—	—	—	1,846	—	1,440	46	148	3,480
Other changes in equity	—	—	—	4	3,706	—	(235)	(235)	(6,358)	722	7	—	(137)	(2,526)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,857)	—	—	—	—	—	—	—	(135)	(1,992)
Purchase of treasury shares	—	—	—	—	—	—	—	(580)	—	—	—	—	—	(580)
Sale or cancellation of treasury shares	—	—	—	—	—	—	—	345	—	—	—	—	—	345
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	—	5,636	—	(7)	—	(6,358)	722	7	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(1)	—	—	—	—	—	—	—	—	—	(1)
Other increases or (-) decreases in equity	—	—	—	4	(74)	—	(228)	—	—	—	—	—	(1)	(299)
Balances as of March 31, 2023	2,955	20,856	—	66	36,417	—	2,110	(264)	1,846	—	(16,195)	(3,063)	6,743	51,471
(1) Balances as of December 31, 2022 as originally reported in the consolidated financial statements for the year 2022.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	March 2024	March 2023
CASH FLOWS FROM OPERATING ACTIVITIES (1)	(193)	3,712
Of which hyperinflation effect from operating activities	1,050	565
Profit for the period	2,307	1,994
Adjustments to obtain the cash flow from operating activities	3,922	2,895
Depreciation and amortization	375	339
Other adjustments	3,547	2,556
Net increase/decrease in operating assets/liabilities	(6,143)	(467)
Financial assets/liabilities held for trading	(6,097)	2,646
Non-trading financial assets mandatorily at fair value through profit or loss	(340)	(28)
Other financial assets/liabilities designated at fair value through profit or loss	1,031	283
Financial assets at fair value through other comprehensive income	(364)	(46)
Financial assets/liabilities at amortized cost	2,188	(2,650)
Other operating assets/liabilities	(2,560)	(671)
Collection/Payments for income tax	(279)	(710)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(374)	(354)
Of which hyperinflation effect from investing activities	381	225
Tangible assets	(281)	(266)
Intangible assets	(126)	(132)
Investments in joint ventures and associates	6	3
Subsidiaries and other business units	—	—
Non-current assets/liabilities held for sale	28	41
Other settlements/collections related to investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES (3)	1,139	(448)
Of which hyperinflation effect from financing activities	—	—
Dividends	—	—
Subordinated liabilities	1,965	(114)
Common stock amortization/increase	—	—
Treasury stock acquisition/disposal	(705)	(234)
Other items relating to financing activities	(120)	(100)
EFFECT OF EXCHANGE RATE CHANGES (4)	535	601
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	1,108	3,512
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	75,416	79,756
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	76,524	83,267

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	March 2024	March 2023
Cash on hand	8	8,010	6,464
Cash balances at central banks	8	60,334	71,445
Other demand deposits	8	8,180	5,359
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	76,524	83,267
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the three months ended March 31, 2024
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2023 were authorized for issue on March 1, 2024.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter the “Consolidated Financial Statements”) as of and for the three-month period ended March 31, 2024 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”) and have been approved by the Board of Directors at its meeting held on April 26, 2024. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2023.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2023, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2023, except for the new Standards and Interpretations that became effective from January 1, 2024 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of March 31, 2024, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the three months ended March 31, 2024.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the consolidated financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3.    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 14).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 21), to quantify certain provisions (see Note 22), and in the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).
–The useful life and impairment losses of tangible and intangible assets (see Notes 15, 16 and 19).
–The valuation of goodwill and price allocation of business combinations (see Note 16).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets and the forecast of corporate tax expense (see Note 17).
From a general standpoint, the BBVA Group is working to consider and include in its financial analysis models how climate-related risks and other climate-related matters can affect the financial statements, cash flows and financial performance of the Group. Where these risks are being considered, the relevant estimates and judgments, to the extent that they are material, are also being considered when preparing the financial statements of the BBVA Group and they are disclosed in the corresponding Notes to the consolidated financial statements.
The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of March 31, 2024. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the consolidated financial statement.
During the three-month period ended March 31, 2024 there have been no significant changes in the estimates made as of December 31, 2023, other than those indicated in these Consolidated Financial Statements.
1.4.    Related party transactions
The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2023.
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2023 (as set forth in Note 2 thereto) except for the entry into force of new standards and interpretations in the year 2024, among which the following should be highlighted:
2.1.Standards and interpretations that became effective in the first three months of 2024
Amendment to IFRS 16 "Leases"
The IASB has issued an amendment to IFRS 16 that clarifies the requirements for sale-and-leaseback transactions. The new requirements established that the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in a way such that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments have become effective on January 1, 2024. The standard has not had any significant impact on the Consolidated Financial Statements.
2.2.Standards and interpretations issued but not yet effective as of March 31, 2024
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of March 31, 2024. The Group is currently evaluating the potential effects of these new standards and amendments. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new interpretations or amendments.

Amendment to - IAS 21 "Effects of changes in foreign exchange rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effect of changes in exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, second, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for them, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.
The modification to the standard will come into force on January 1, 2025. Early application is permitted.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2023:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first three months of 2024
During the first three months of 2024, no significant transactions have been carried out.
Significant transactions in 2023
During the year 2023 no significant corporate transactions were carried out.
4.Shareholder remuneration system
The Annual General Shareholder's Meeting of BBVA held on March 15, 2024, approved, under item 1.3 of the Agenda, a cash distribution against the 2023 results as a final dividend for the 2023 fiscal year, for an amount equal to €0.39 (€0.3159 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2024. The total amount paid amounted to €2,277 million.
Share buyback program
On March 1, 2024, after receiving the required authorization from the European Central Bank (hereinafter "ECB"), BBVA announced through an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares with the aim of reducing BBVA'S share capital, all in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million. The execution was carried out externally by Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice dated April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date. The redemption of such shares is pending execution.

5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of March 31, 2024, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2023 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of March 31, 2024 and December 31, 2023, is as follows:

Total Group assets by operating segments (Millions of Euros)
	March 2024	December 2023
Spain	452,227	457,573
Mexico	184,677	173,489
Turkey	71,389	68,329
South America	68,719	64,779
Rest of Business	62,559	64,274
Subtotal assets by operating segments	839,570	828,445
Corporate Center and adjustments	(37,880)	(52,886)
Total assets BBVA Group	801,690	775,558
The following table sets forth the main margins and profit by operating segment and the Corporate Center for the three months ended March 31, 2024 and 2023:

Main margins and profit by operating segments (Millions of Euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments
March 2024
Net interest income	6,512	1,599	2,999	277	1,555	157	(76)
Gross income	8,218	2,162	3,967	897	1,201	336	(344)
Operating profit /(loss) before tax	3,458	1,148	2,009	413	201	160	(474)
Attributable profit (loss)	2,200	725	1,441	144	119	121	(350)
March 2023
Net interest income	5,642	1,183	2,589	626	1,190	113	(60)
Gross income	6,958	1,726	3,306	802	1,175	260	(311)
Operating profit /(loss) before tax	2,944	837	1,760	327	401	113	(495)
Attributable profit (loss)	1,846	531	1,279	277	181	93	(515)

6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of March 31, 2024 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2023.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (RAF) variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2023:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions, the alteration of the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and the armed conflict in the Middle East have caused significant disruptions and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high. The main risk is that they could generate new supply shocks, pushing growth downward and inflation upward, and paving the way for financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results.
Another global macroeconomic risk is the possibility of a sharp growth slowdown in China, which could lead to lower GDP expansion than currently expected in many geographies. Although it may be possible to offset part of the expected growth slowdown through the adoption of certain fiscal, monetary and regulatory measures by the authorities, there are risks related to tensions in the real estate markets and the possible effects of the United States economic sanctions, among others.
Moreover, the world economy could be vulnerable to other factors, such as a restrictive monetary policy, in a context of relatively high inflationary pressures, which could cause a significant growth slowdown - and, even, a sharp economic recession - as well as financial stress.
The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. In addition, the persistence of high interest rates could adversely affect the Group by reducing the demand for credit and leading to an increase in the default rate of its borrowers and other counterparties. On the other hand, the process of reducing interest rates has already begun in many geographies and could begin by mid-2024 in the United States and the Eurozone as well. Moreover, the Group’s results of operations have been affected by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina.

The Group is exposed, among others, to the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply crises; changes in exchange rates; an unfavorable evolution of the real estate market; a significant increase in oil and gas prices, which would have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; and episodes of volatility in the financial markets, which could cause significant losses for the Group. In particular, in Spain, political, regulatory and economic uncertainty has also increased since the July 2023 general elections; there is a risk that policies could have an adverse impact on the economy or the Group. In Mexico, uncertainty is related mainly to the June 2024 elections and the possible policies of the new government. In Turkey, there are increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current distortions. Despite the gradual improvement of macroeconomic conditions, the situation remains relatively unstable, characterized by a gradual depreciation of the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of the clients of the Group (both individuals and corporations). In addition, official interest rates, the regulatory and macroprudential policies affecting the banking sector and the currency depreciation have affected and may continue to affect the Group’s results. In Argentina, the risk of economic and financial turbulence persists in a context in which the new government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustments to reduce inflation. Finally, in Colombia and Peru, climatic factors, political tensions and greater social conflict could eventually have a negative impact on the economy.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.

6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of March 31, 2024 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2023.
Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of March 31, 2024 and December 31, 2023 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	March 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		108,668
Equity instruments	9	7,991
Debt securities	9	30,447
Loans and advances	9	70,229
Non-trading financial assets mandatorily at fair value through profit or loss		9,384
Equity instruments	10	8,604
Debt securities	10	488
Loans and advances	10	292
Financial assets designated at fair value through profit or loss	11	840
Derivatives (trading and hedging)		49,775
Financial assets at fair value through other comprehensive income		62,975
Equity instruments	12	1,379
Debt securities		61,570	60,675	874	21
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		482,015	428,777	38,262	14,977
Debt securities		52,542	52,359	148	36
Loans and advances to central banks		10,032	10,032	—	—
Loans and advances to credit institutions		18,984	18,966	16	3
Loans and advances to customers		400,457	347,421	38,098	14,938
Total financial assets risk		713,656
Total loan commitments and financial guarantees		228,532	219,437	8,138	957
Loan commitments given	28	164,627	159,212	5,237	177
Financial guarantees given	28	19,672	18,577	879	216
Other commitments given	28	44,234	41,648	2,023	563
Total maximum credit exposure		942,189

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		106,749
Equity instruments	9	4,589
Debt securities	9	28,569
Loans and advances	9	73,590
Non-trading financial assets mandatorily at fair value through profit or loss		8,737
Equity instruments	10	7,963
Debt securities	10	484
Loans and advances	10	290
Financial assets designated at fair value through profit or loss	11	955
Derivatives (trading and hedging)		48,747
Financial assets at fair value through other comprehensive income		62,289
Equity instruments	12	1,217
Debt securities		61,047	60,255	771	21
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		463,130	410,590	38,061	14,478
Debt securities		49,544	49,403	108	32
Loans and advances to central banks		7,176	7,176	—	—
Loans and advances to credit institutions		17,498	17,478	18	2
Loans and advances to customers		388,912	336,533	37,935	14,444
Total financial assets risk		690,606
Total loan commitments and financial guarantees		214,283	204,842	8,411	1,030
Loan commitments given	28	152,868	147,376	5,326	165
Financial guarantees given	28	18,839	17,612	998	229
Other commitments given	28	42,577	39,854	2,087	636
Total maximum credit exposure		904,889
The changes in the three months ended March 31, 2024 and the year ended December 31, 2023 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	March 2024	December 2023
Balance at the beginning	15,362	14,521
Additions	3,247	11,066
Decreases ⁽¹⁾	(1,585)	(5,795)
Net additions	1,661	5,272
Amounts written-off	(1,211)	(3,770)
Exchange differences and other	(36)	(660)
Balance at the end	15,776	15,362
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

Loss allowances
Below are the changes in the three months ended March 31, 2024, and the year ended December 31, 2023 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	March 2024	December 2023
Balance at the beginning of the period	(11,316)	(11,291)
Increase in loss allowances charged to income	(3,450)	(9,366)
Stage 1	(562)	(1,738)
Stage 2	(557)	(1,940)
Stage 3	(2,331)	(5,688)
Decrease in loss allowances charged to income	2,085	5,072
Stage 1	532	1,389
Stage 2	550	1,317
Stage 3	1,003	2,366
Transfer to written-off loans, exchange differences and other	1,130	4,270
Balance at the end of the period	(11,549)	(11,316)
Additional adjustments to expected losses measurement
To estimate expected losses, what is described in Note 7 of the 2023 consolidated financial statements on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates.
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including evaluation by the relevant Global Risk Management Committee (among the GRMC committees).
Thus, in Spain, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay has been reviewed upwards, with a remaining adjustment as of March 31, 2024 of €275 million (€227 million as of December 31, 2023), a €48 million increase compared with the end of the year 2023 mainly related to the mortgage portfolio. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of March 31, 2024 the amounts recorded in Stage 2 amounted to €218 million on-balance sheet and €403 million off-balance sheet exposure, with allowances for losses of approximately €20 million at contract level (€273 million, €406 million and €25 million, respectively as of December 31, 2023).
On the other hand, as of March 31, 2024 and December 31, 2023, the complementary adjustments pending allocation to specific operations or customers were not significant after the utilization and/or release of most of the adjustments during 2023.

7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of March 31, 2024 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2023.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2023.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2023.
7.1. Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at fair value is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of March 31, 2024 and December 31, 2023:

Fair value of financial instruments recognized at fair value by level. March 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	144,253	27,597	113,307	3,349
Derivatives		35,585	106	35,120	359
Equity instruments		7,991	7,893	—	98
Debt securities		30,447	19,598	10,715	134
Loans and advances		70,229	—	67,472	2,758
Non-trading financial assets mandatorily at fair value through profit or loss	10	9,384	7,633	468	1,283
Equity instruments		8,604	7,377	37	1,189
Debt securities		488	256	180	52
Loans and advances to customers		292	—	251	41
Financial assets designated at fair value through profit or loss	11	840	833	7	—
Debt securities		840	833	7	—
Financial assets at fair value through other comprehensive income	12	62,884	52,936	9,168	780
Equity instruments		1,379	1,187	57	136
Debt securities		61,479	51,750	9,086	644
Loans and advances to credit institutions		26	—	26	—
Derivatives – Hedge accounting		1,325	—	1,325	—
LIABILITIES
Financial liabilities held for trading	9	118,731	14,536	102,615	1,580
Trading derivatives		34,366	265	32,852	1,249
Short positions		14,819	14,271	524	24
Deposits		69,546	—	69,239	307
Financial liabilities designated at fair value through profit or loss	11	14,544	—	12,457	2,087
Deposits from credit institutions		—	—	—	—
Customer deposits		708	—	708	—
Debt securities issued		4,178	—	2,091	2,087
Other financial liabilities		9,658	—	9,658	—
Derivatives – Hedge accounting		2,602	—	2,561	40

Fair value of financial Instruments recognized at fair value by level. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	141,042	21,972	116,905	2,165
Derivatives		34,293	144	33,880	269
Equity instruments		4,589	4,494	24	71
Debt securities		28,569	17,333	11,081	155
Loans and advances		73,590	—	71,921	1,669
Non-trading financial assets mandatorily at fair value through profit or loss	10	8,737	7,028	493	1,216
Equity instruments		7,963	6,742	72	1,148
Debt securities		484	286	132	66
Loans and advances to customers		290	—	288	2
Financial assets designated at fair value through profit or loss	11	955	908	47	—
Debt securities		955	908	47	—
Financial assets at fair value through other comprehensive income	12	62,205	52,987	8,335	883
Equity instruments		1,217	1,026	52	139
Debt securities		60,963	51,961	8,258	745
Loans and advances to credit institutions		26	—	26	—
Derivatives – Hedge accounting		1,482	—	1,482	—
LIABILITIES
Financial liabilities held for trading	9	121,715	14,133	106,382	1,201
Trading derivatives		33,045	191	32,111	743
Short positions		15,735	13,942	1,750	44
Deposits		72,935	—	72,520	415
Financial liabilities designated at fair value through profit or loss	11	13,299	—	11,073	2,227
Deposits from credit institutions		—	—	—	—
Customer deposits		717	—	717	—
Debt securities issued		3,977	—	1,751	2,227
Other financial liabilities		8,605	—	8,605	—
Derivatives – Hedge accounting		2,625	—	2,586	39
7.2 Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of March 31, 2024 and December 31, 2023:

Fair value of financial instruments recognized at amortized cost by level. March 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	76,524	76,524	76,236	—	288
Financial assets at amortized cost	13	470,380	466,141	49,927	18,715	397,500
Debt securities		52,456	51,520	42,314	8,386	820
Loans and advances to central banks		10,003	10,005	7,573	2,193	239
Loans and advances to credit institutions		18,972	19,011	39	7,248	11,724
Loans and advances to customers		388,949	385,605	—	888	384,717
LIABILITIES
Financial liabilities at amortized cost	20	584,698	583,836	56,871	321,270	205,695
Deposits from central banks		18,133	18,105	9,899	8,205	—
Deposits from credit institutions		35,692	35,528	—	29,244	6,284
Customer deposits		436,763	435,418	1,254	248,552	185,612
Debt securities issued		73,627	74,304	45,718	25,189	3,398
Other financial liabilities		20,484	20,481	—	10,079	10,402

Fair value of financial Instruments recognized at amortized cost by level. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	75,416	75,416	75,114	—	303
Financial assets at amortized cost	13	451,732	446,371	47,515	14,216	384,640
Debt securities		49,462	48,952	41,950	6,244	759
Loans and advances to central banks		7,151	7,152	5,534	1,347	272
Loans and advances to credit institutions		17,477	17,500	32	5,662	11,805
Loans and advances to customers		377,643	372,767	—	963	371,804
LIABILITIES
Financial liabilities at amortized cost	20	557,589	555,913	56,831	300,531	198,550
Deposits from central banks		20,309	20,179	13,911	6,003	265
Deposits from credit institutions		40,039	40,009	—	33,793	6,216
Customer deposits		413,487	411,342	1,448	228,726	181,168
Debt securities issued		68,707	69,339	41,472	24,341	3,526
Other financial liabilities		15,046	15,043	—	7,668	7,376
8.Cash, cash balances at central banks and other demand deposits

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	March 2024	December 2023
Cash on hand	8,010	7,751
Cash balances at central banks	60,334	60,750
Other demand deposits	8,180	6,916
Total	76,524	75,416
9.Financial assets and liabilities held for trading

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	March 2024	December 2023
ASSETS
Derivatives		35,585	34,293
Equity instruments	6.2	7,991	4,589
Debt securities	6.2	30,447	28,569
Loans and advances	6.2	70,229	73,590
Total assets	7	144,253	141,042
LIABILITIES
Derivatives		34,366	33,045
Short positions		14,819	15,735
Deposits		69,546	72,935
Total liabilities	7	118,731	121,715
10.Non-trading financial assets mandatorily at fair value through profit or loss

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	March 2024	December 2023
Equity instruments	6.2	8,604	7,963
Debt securities	6.2	488	484
Loans and advances to customers	6.2	292	290
Total	7	9,384	8,737

11.Financial assets and liabilities designated at fair value through profit or loss

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	March 2024	December 2023
ASSETS
Debt securities	6.2 / 7	840	955
LIABILITIES
Deposits from credit institutions		—	—
Customer deposits		708	717
Debt securities issued		4,178	3,977
Other financial liabilities: Unit-linked products		9,658	8,605
Total liabilities	7	14,544	13,299
12.Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	March 2024	December 2023
Equity instruments	6.2	1,379	1,217
Debt securities		61,479	60,963
Loans and advances to credit institutions	6.2	25	26
Total	7	62,884	62,205
Of which: loss allowances of debt securities		(91)	(84)
13.Financial assets at amortized cost

Financial assets at amortized cost (Millions of Euros)
	Notes	March 2024	December 2023
Debt securities		52,456	49,462
Loans and advances to central banks		10,003	7,151
Loans and advances to credit institutions		18,972	17,477
Loans and advances to customers		388,949	377,643
Government		24,009	23,265
Other financial corporations		14,028	13,251
Non-financial corporations		176,290	171,063
Other		174,622	170,063
Total	7	470,380	451,732
Of which: impaired assets of loans and advances to customers	6.2	14,938	14,444
Of which: loss allowances of loans and advances	6.2	(11,549)	(11,316)
Of which: loss allowances of debt securities		(86)	(82)
14.    Investments in joint ventures and associates

Joint ventures and associates (Millions of Euros)
	March 2024	December 2023
Joint ventures	95	93
Associates	901	883
Total	996	976

15.    Tangible assets

Tangible assets. Breakdown by type (Millions of Euros)
	March 2024	December 2023
Property, plant and equipment	9,421	9,046
For own use	8,600	8,295
Land and buildings	6,682	6,405
Work in progress	172	199
Furniture, fixtures and vehicles	6,763	6,424
Right to use assets	2,365	2,212
Accumulated depreciation	(7,170)	(6,738)
Impairment	(211)	(206)
Leased out under an operating lease	821	751
Assets leased out under an operating lease	875	800
Accumulated depreciation	(54)	(49)
Investment property	239	207
Building rental	186	154
Other	1	1
Right to use assets	210	238
Accumulated depreciation	(83)	(110)
Impairment	(75)	(76)
Total	9,660	9,253
16.    Intangible assets

Intangible assets (Millions of Euros)
	March 2024	December 2023
Goodwill	823	795
Other intangible assets	1,584	1,568
Computer software acquisition expense	1,556	1,535
Other intangible assets with an infinite useful life	8	8
Other intangible assets with a definite useful life	21	25
Total	2,407	2,363
Goodwill
As of March 31, 2024 and December 31, 2023, the principal amount of the goodwill is due to the cash-generating unit (hereinafter "CGU") of Mexico for an amount of €651 million and €623 million, respectively.
Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements of the Group for the year 2023, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment.
As of and for the three months ended March 31, 2024, no indicators of impairment have been identified in any CGU.
17.    Tax assets and liabilities

Tax assets and liabilities (Millions of Euros)
	March 2024	December 2023
Tax assets
Current tax assets	2,538	2,860
Deferred tax assets	15,327	14,641
Total	17,865	17,501
Tax liabilities
Current tax liabilities	1,283	878
Deferred tax liabilities	2,311	1,677
Total	3,594	2,554

18.    Other assets and liabilities

Other assets and liabilities (Millions of Euros)
	March 2024	December 2023
ASSETS
Inventories	272	276
Transactions in progress	127	41
Accruals	1,566	1,368
Other items	2,185	1,174
Total	4,148	2,859
LIABILITIES
Transactions in progress	115	133
Accruals	2,675	2,878
Other items	1,872	2,466
Total	4,661	5,477
19.    Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	March 2024	December 2023
ASSETS
Foreclosures and recoveries	914	943
Other assets from tangible assets	1,015	1,026
Companies held for sale	44	43
Accrued amortization	(84)	(84)
Impairment losses	(975)	(1,005)
Total	913	923
LIABILITIES
Companies held for sale	—	—
Total	—	—
20.    Financial liabilities at amortized cost
20.1    Breakdown of the balance

Financial liabilities at amortized cost (Millions of Euros)
	Notes	March 2024	December 2023
Deposits		490,587	473,835
Deposits from central banks		18,133	20,309
Demand deposits		215	159
Time deposits and other		8,069	12,203
Repurchase agreements		9,849	7,947
Deposits from credit institutions		35,692	40,039
Demand deposits		6,209	6,629
Time deposits and other		14,269	12,871
Repurchase agreements		15,213	20,539
Customer deposits		436,763	413,487
Demand deposits		318,367	317,543
Time deposits and other		104,103	91,740
Repurchase agreements		14,289	4,204
Debt securities issued		73,627	68,707
Other financial liabilities		20,484	15,046
Total	7	584,698	557,589
As of March 31, 2024 all drawdowns of the TLTRO III program have been repaid. As of December 31, 2023, the amount recorded in "Deposits from central banks - Time deposits and other" included the drawdowns of the TLTRO III facilities of the ECB, mainly by BBVA S.A., amounting to €3,660 million.

20.2    Debt securities issued

Debt securities issued (Millions of Euros)
	March 2024	December 2023
In Euros	45,267	44,622
Promissory bills and notes	5,172	5,416
Non-convertible bonds and debentures	17,351	16,256
Covered bonds	6,685	6,734
Hybrid financial instruments (1)	761	800
Securitization bonds	2,044	2,168
Wholesale funding	5,783	6,182
Subordinated liabilities	7,471	7,066
Convertible perpetual certificates	3,000	3,000
Other non-convertible subordinated liabilities	4,471	4,066
In foreign currencies	28,360	24,086
Promissory bills and notes	537	336
Non-convertible bonds and debentures	10,649	8,684
Covered bonds	97	99
Hybrid financial instruments (1)	5,018	4,722
Securitization bonds	—	—
Wholesale funding	1,681	1,479
Subordinated liabilities	10,378	8,766
Convertible perpetual certificates	2,775	2,715
Other non-convertible subordinated liabilities	7,603	6,051
Total	73,627	68,707
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
20.3    Other financial liabilities

Other financial liabilities (Millions of Euros)
	March 2024	December 2023
Lease liabilities	1,509	1,507
Creditors for other financial liabilities	4,427	3,439
Collection accounts	3,427	3,642
Creditors for other payment obligations ⁽¹⁾	11,121	6,458
Total	20,484	15,046
(1) In 2024, this caption includes the amount committed for the acquisition of own shares under the share buyback program and the interim dividend for the year 2023 (see Note 4).
21.    Assets and liabilities under insurance and reinsurance contracts
As of March 31, 2024 and December 31, 2023, the balance under the heading "Insurance and reinsurance assets" in the condensed consolidated balance sheets amounted to €210 million and €211 million, respectively.
The breakdown of the balance in the "Liabilities under insurance and reinsurance contracts" heading of the condensed consolidated balance sheets is:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	March 2024	December 2023
Liabilities for remaining coverage	10,970	10,900
Liabilities for incurred claims	1,271	1,210
Total	12,241	12,110

22.    Provisions

Provisions. Breakdown by concepts (Millions of Euros)
	March 2024	December 2023
Provisions for pensions and similar obligations	2,475	2,571
Other long term employee benefits	419	435
Provisions for taxes and other legal contingencies	789	696
Commitments and guarantees given	733	770
Other provisions (1)	424	452
Total	4,839	4,924
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
23.    Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	March 2024	March 2023
Interest income and expense		33	32
Personnel expense		53	43
Defined contribution plan expense	35.1	42	33
Defined benefit plan expense	35.1	10	10
Provisions or reversal of provisions	37	1	3
Total expense (income)		87	79
24.    Capital
As of March 31, 2024 and December 31, 2023, BBVA’s share capital amounted to €2,860,590,786.20 divided into 5,837,940,380 shares.
As of such dates mentioned, all shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
25.    Retained earnings and other reserves

Retained earnings and other reserves (Millions of Euros)
	March 2024	December 2023
Retained earnings	40,973	36,237
Other reserves	1,824	2,015
Total	42,796	38,251

26.    Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	March 2024	December 2023
Items that will not be reclassified to profit or loss	(1,940)	(2,105)
Actuarial gains (losses) on defined benefit pension plans	(1,089)	(1,049)
Non-current assets and disposal groups classified as held for sale	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	(945)	(1,112)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	93	55
Items that may be reclassified to profit or loss	(13,003)	(14,148)
Hedge of net investments in foreign operations (effective portion)	(2,905)	(2,498)
Mexican peso	(3,539)	(3,147)
Turkish lira	654	670
Other exchanges	(19)	(21)
Foreign currency translation	(9,656)	(11,419)
Mexican peso	347	(640)
Turkish lira	(6,648)	(6,908)
Argentine peso	(849)	(1,296)
Venezuela Bolívar	(1,860)	(1,865)
Other exchanges	(646)	(711)
Hedging derivatives. Cash flow hedges (effective portion)	121	133
Fair value changes of debt instruments measured at fair value through other comprehensive income	(562)	(357)
Non-current assets and disposal groups classified as held for sale	—	—
Share of other recognized income and expense of investments in joint ventures and associates	(2)	(8)
Total	(14,944)	(16,254)
The balances recognized under these headings are presented net of tax.
27.    Minority interests (non-controlling interests)

Minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	March 2024	December 2023
Garanti BBVA	1,130	1,129
BBVA Peru	1,541	1,586
BBVA Argentina	783	544
BBVA Colombia	82	82
BBVA Venezuela	115	108
Other entities	122	115
Total	3,775	3,564

Profit attributable to minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	March 2024	March 2023
Garanti BBVA	26	45
BBVA Peru	50	65
BBVA Argentina	23	24
BBVA Colombia	(1)	(1)
BBVA Venezuela	3	10
Other entities	5	4
Total	107	148

28.    Commitments and guarantees given

Commitments and guarantees given (Millions of Euros)
	Notes	March 2024	December 2023
Loan commitments given	6.2	164,627	152,868
Financial guarantees given	6.2	19,672	18,839
Other commitments given	6.2	44,234	42,577
Total	6.2	228,532	214,283
29.    Net interest income
29.1    Interest and other income

Interest and other income. Breakdown by origin (Millions of Euros)
	March 2024	March 2023
Financial assets held for trading	1,527	1,099
Financial assets at fair value through other comprehensive income	761	841
Financial assets at amortized cost ⁽¹⁾	12,079	8,245
Insurance activity	274	252
Adjustments of income as a result of hedging transactions	225	55
Other income	113	78
Total	14,979	10,569
(1) Includes interest on demand deposits at central banks and credit institutions.
29.2    Interest expense

Interest expense. Breakdown by origin (Millions of Euros)
	March 2024	March 2023
Financial liabilities held for trading	1,287	908
Financial liabilities designated at fair value through profit or loss	43	29
Financial liabilities at amortized cost	6,614	3,684
Adjustments of expense as a result of hedging transactions	309	101
Insurance activity	171	146
Cost attributable to pension funds	19	19
Other expense	26	41
Total	8,468	4,927
30.    Dividend income

Dividend income (Millions of Euros)
	March 2024	March 2023
Non-trading financial assets mandatorily at fair value through profit or loss	1	1
Financial assets at fair value through other comprehensive income	4	4
Total	5	4

31.    Fee and commission income and expense

Fee and commission income. Breakdown by origin (Millions of Euros)
	March 2024	March 2023
Bills receivables	5	7
Demand accounts	72	82
Credit and debit cards and POS	1,520	977
Checks	39	48
Transfers and other payment orders	221	219
Insurance product commissions	108	82
Loan commitments given	78	64
Other commitments and financial guarantees given	126	116
Asset management	388	330
Securities fees	99	88
Custody securities	52	46
Other fees and commissions	217	194
Total	2,926	2,252

Fee and commission expense. Breakdown by origin (Millions of Euros)
	March 2024	March 2023
Demand accounts	1	1
Credit and debit cards	734	523
Transfers and other payment orders	36	37
Commissions for selling insurance	9	10
Custody securities	22	18
Other fees and commissions	238	225
Total	1,040	813
32.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	March 2024	March 2023
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	76	23
Financial assets at amortized cost	35	11
Other financial assets and liabilities	41	12
Gains (losses) on financial assets and liabilities held for trading, net	273	330
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	73	40
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	67	66
Gains (losses) from hedge accounting, net	99	1
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	589	460
Exchange differences, net	183	(22)
Total	772	438

Gains (losses) on financial assets and liabilities and hedge accounting. Breakdown by nature of the financial instrument (Millions of Euros)
	March 2024	March 2023
Debt instruments	76	227
Equity instruments	543	371
Trading derivatives and hedge accounting	(416)	(308)
Loans and advances to customers	(10)	44
Customer deposits	(12)	(22)
Other	407	148
Total	589	460

33.    Other operating income and expense

Other operating income (Millions of Euros)
	March 2024	March 2023
Gains from sales of non-financial services	73	108
Other operating income	57	102
Total	130	209

Other operating expense (Millions of Euros)
	March 2024	March 2023
Change in inventories	34	39
Contributions to guaranteed banks deposits funds	156	134
Hyperinflation adjustment (1)	766	485
Other operating expense (2)	488	417
Total	1,444	1,076
(1) For the three months ended March 31, 2024, it includes €111 million due to Turkey and €655 million due to Argentina. For the three months ended March 31, 2023, it includes €242 million due to Turkey and €236 million due to Argentina.
(2) For the three months ended March 31, 2024, it includes €285 million corresponding to the estimated total annual amount of the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022. For the three months ended March 31, 2023, it included €225 million in connection with such temporary tax.
34.    Income and expense from insurance and reinsurance contracts

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	March 2024	March 2023
Income from insurance and reinsurance contracts	1,093	745
Expense from insurance and reinsurance contracts	(745)	(450)
Total	348	295
35.    Administration costs
35.1    Personnel expense

Personnel expense (Millions of Euros)
	Notes	March 2024	March 2023
Wages and salaries		1,344	1,169
Social security costs		247	220
Defined contribution plan expense	23	42	33
Defined benefit plan expense	23	10	10
Other personnel expense		134	118
Total		1,778	1,551
35.2    Other administrative expense

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	March 2024	March 2023
Technology and systems	443	397
Communications	69	55
Advertising	94	81
Property, fixtures and materials	137	126
Taxes other than income tax	139	134
Surveillance and cash courier services	64	59
Other expense	284	275
Total	1,229	1,127

36.    Depreciation and amortization

Depreciation and amortization (Millions of Euros)
	March 2024	March 2023
Tangible assets	237	209
For own use	152	132
Right-of-use assets	85	77
Investment properties and other	1	1
Intangible assets	138	129
Total	375	339
37.    Provisions or reversal of provisions

Provisions or reversal of provisions (Millions of Euros)
	Notes	March 2024	March 2023
Pensions and other post-employment defined benefit obligations	23	1	3
Commitments and guarantees given		(40)	(13)
Pending legal issues and tax litigation		48	19
Other provisions		47	5
Total		57	14
38.    Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	March 2024	March 2023
Financial assets at fair value through other comprehensive income - debt securities	13	1
Financial assets at amortized cost	1,348	968
Of which: recovery of written-off assets by cash collection	(105)	(93)
Total	1,361	968
39.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a reversal of impairment of €41 million for the three months ended March 31, 2024 corresponding to investments in associates, and it did not include any impairment or reversal of impairment for the three months ended March 31, 2023.
40.Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	March 2024	March 2023
Tangible assets	(1)	21
Intangible assets	2	3
Others	2	3
Total	3	27
41.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	March 2024	March 2023
Gains on sale of real estate	6	13
Impairment of non-current assets held for sale	(2)	(6)
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	4	7

42.Subsequent events
From April 1, 2024 to the date of preparation of these Consolidated Financial Statements, except for the payment of the dividend and the completion of the execution of the share buyback program mentioned in Note 4, no subsequent events requiring disclosure in these Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Luisa Gómez Bravo

Name:	María Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	April 30, 2024